Highlights • Attributable gold-equivalent production of 1.267Moz is up 12% year-on-year (YoY) and on track to meet the upper end of full-year guidance • Salares Norte production is up 173% as the mine reached steady-state and is well positioned to outperform full-year guidance • Adjusted free cash flow of US$2,225 million, is up 134%, driven by higher sales volumes, a supportive gold price and Salares Norte's transition to steady-state • Headline earnings of US$1,855 million (208 US cents per share) are up 81% YoY • Total allocated to additional shareholder returns increased to  a cumulative US$1.25 billion, from US$750 million in February 2026; US$300 million in share buy-backs completed to date • Interim dividend of 1,625 SA cents per share declared, up 132% YoY • Net debt/adjusted Earnings Before Interest, Taxes, Depreciation, and Amortisation (EBITDA) of 0.06x, down from 0.37x as at the end H1 2025, reflecting continued balance sheet strength • Zero fatalities or serious injuries Statement by Mike Fraser, CEO Gold Fields delivered a strong first half as sales volumes rose by 18% to  1.269Moz, supported by a higher average realised gold price of US$4,678/oz, which resulted in adjusted free cash flow more than doubling to US$2,225 million from US$925 million in H1 2025. This gave us the platform to strengthen our balance sheet further, continue investing in the long-term growth and resilience of our business, while delivering upper quartile shareholder returns. Strong production led by Salares Norte and Granny Smith Operational momentum built in 2025 continued through the half, with Group attributable production increasing 12% YoY to 1.267Moz, keeping the Group firmly on track to deliver to the upper end of full-year guidance. Salares Norte was a key contributor as the mine reached steady-state production and delivered a 173% increase in gold- equivalent production to 337koz. Granny Smith also delivered a strong first half, with production up 10% on record haulage fleet availability and autonomous truck performance. South Deep continued to demonstrate incremental improvement in stope turnover and mining productivity while Gruyere, Agnew and Tarkwa showed encouraging signs of improvement in the second quarter as recovery plans gained traction. Financial strength translating into shareholder value Higher volumes and a stronger gold price drove a step-change in  financial performance. Group headline earnings increased 81% to US$1,855 million and adjusted free cash flow before discretionary investments rose by 101% to US$2,510 million (H1 2025: US$1,251 million), as higher cash flows from operating activities were partially offset by  higher sustaining capital expenditure. The Group invested US$609 million (US$496/oz) in sustaining capital to maintain the quality and performance of its asset base. Net debt to adjusted EBITDA fell to 0.06 times, from 0.37 times a year earlier, reflecting the strength and resilience of the balance sheet. This performance is underpinning higher returns to shareholders. 61% of adjusted free cash flow was paid to shareholders as dividends in the period and we stepped up our share buy-back programme, completing share repurchases of US$300 million between March and July 2026. Today, we are allocating a further US$500 million to additional shareholder returns, lifting the additional returns programme announced in November 2025 to a cumulative US$1.25  billion1 to be delivered through a combination of special dividends and targeted share buy-backs. Of the US$1.25 billion programme, US$253  million was paid out as a special dividend in February 2026 while US$300 million has been delivered through share buy-backs. Attributable production* 1.267Moz (+12%) All-in sustaining costs* US$1,893/oz (+13%) Cash costs* US$1,180 (+10%) Adjusted free cash flow** US$2,225m (+134%) Interim dividend declared 1,625 SA cents per share (+133%) Additional shareholder returns allocated US$500m US$1.25 billion total in nine months Share buy-back completed*** US$300m Net debt/adjusted EBITDA* 0.06x (vs 0.37x H1 2025) * Including Damang (discontinued operation) ** Net cash from operations less South Deep Black Economic Empowerment (BEE) dividend, net capital expenditure, contributions to environmental trust funds and lease payments *** Share buy-back completed in July 2026 JOHANNESBURG, 25 August 2026: Today, Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2026 (H1 2026) of US$1,855 million (US$2.07 per share), compared with profit of US$1,027 million (US$1.15 per share) for the six months ended 30 June 2025 (H1 2025). A gross interim dividend of 1,625 SA cents per share is payable on 14 September 2026. In line with the Group's policy of paying out 35% of free cash flow before discretionary investments, the Board today declares an interim dividend of 1,625 SA cents per share, up 132% from the interim dividend of 700 SA cents per share declared for H1 2025. These results demonstrate the improving quality and resilience of our business, and our ability to translate a supportive gold market into value for shareholders through disciplined operational execution and capital allocation. 1Subject to applicable legal, regulatory and board approval requirements Unaudited interim results for the six months ended 30 June 2026 Gold Fields Limited Reg. No. 1968/004880/06 Incorporated in the Republic of South Africa JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 Safety, strategy and the growth pipeline Gold Fields recorded no fatalities or serious injuries across the Group in H1 2026, continuing the positive trajectory of the Safety Improvement Plan launched in 2024. We remain firmly focused on ensuring that everyone leaves work safe and well each day. The Group continued to advance its three-pillar strategy, including progress towards Final Investment Decision (FID) at the Windfall Project in Canada, where a key milestone was reached with the signing of an Impact Benefit Agreement (IBA) with the Cree First Nation. The IBA reflects our commitment to building strong partnerships with our host communities while providing greater certainty for the project’s development. As we await approval of the Environmental Impact Assessment (EIA) for Windfall, we are advancing project engineering, optimising execution planning and progressing operational readiness which will significantly de-risk the project ahead FID. Project capital is expected to be at the upper end of the US$1.7 billion – US$1.9 billion (real 2025 terms) guidance provided at our Capital Markets Day in November 2025. The high-quality Windfall Project represents the next growth frontier for Gold Fields and once developed, will become a cornerstone asset within our portfolio. We will provide a further update once the EIA is approved and FID is confirmed. Mitigating external cost impacts Group unit costs increased during the period, primarily due to external factors – including higher gold-price linked royalties, stronger producer- country currencies, and higher input costs. All-in sustaining cost (AISC) increased 13% to US$1,893/oz and total all-in costs (AIC) increased 9% to US$2,125/oz, with these external factors partly offset by higher gold sales and the cost-diluting contribution from Salares Norte. A sector- competitive underlying cash cost of US$1,180/oz reflects the quality and resilience of the portfolio, supporting strong cash generation, disciplined reinvestment in our assets and growth projects, and the delivery of superior long-term returns to shareholders. Transforming our business We have commenced a Group-wide transformation programme aimed at improving productivity, cost competitiveness and organisational resilience. The programme combines value delivery initiatives across mining, processing, asset management, supply chain and support functions with the implementation of common systems and standard processes within a consistent operating model across the Group. Opportunities include improving fleet performance, increasing plant throughput and recovery, optimising maintenance and inventory practices, as well as simplifying support functions. Following the commencement of baseline establishment, benchmarking and opportunity identification, we continue to identify and prioritise opportunities while progressively commencing implementation and value delivery across selected workstreams. Through 2027 and beyond, the programme will scale delivery across the Group, while embedding the systems, processes and management disciplines required to sustain performance improvements. Delivery by operation Gruyere delivered attributable production of 120koz in H1 2026, a decrease of 17% YoY (H1 2025: 144koz), primarily reflecting lower mining productivity, which resulted in production being below plan. Performance improved during Q2 2026, with production increasing by 25% (13koz) quarter-on-quarter (QoQ) as recovery initiatives began to gain traction. Improvement actions include upgraded pit dewatering infrastructure, the deployment of two new 600t excavators and reduced contract turnover rate which is driving improved operational momentum. While the benefits are expected to build progressively over time, the recovery is constrained by interface challenges between stages 4 and 5 of the pit. The mine is expecting to deliver target run rates by the end of Q3 2026, however remains at risk of not recovering the H1 2026 shortfall. Granny Smith delivered a strong first-half performance, producing 147koz in H1 2026 – 10% higher YoY (H1 2025: 134koz). The improvement was driven by higher haulage fleet availability, record autonomous truck performance and the successful re-establishment of mining in the Z135 East area following ground support upgrades. Disciplined execution of the development plan into the priority Z135 West mining areas further strengthened operational performance and supports the asset’s production outlook. St Ives produced 170koz gold-equivalent in H1 2026 (H1 2025: 185koz), 8% lower than H1 2025 but 3% higher in Q2 2026 compared to Q1 2026. Production was constrained by ore supply challenges at the Invincible underground mine following an approximately seven-month restriction on the primary ventilation system due to salt build up in a vent raise, which limited development and reduced broken-stock availability. Production was further impacted by the decision to bring the mill reline shutdown forward into Q2 2026. These impacts were offset by strong production from the open pits and consistent performance from Hamlet. Despite the lower production in H1 2026, St Ives is expected to deliver on planned production profile for the full year with a stronger H2 2026 expected. Agnew produced 103koz in H1 2026, 15% lower than H1 2025 (122koz). Performance improved during Q2 2026, with production increasing by 12koz  QoQ as operational stability improved. This is a result of the rebuilding of the Waroonga underground production profile following seismic rehabilitation in Q1 2026, together with continued improvements in paste-fill reliability and the disciplined execution of the recovery plan. Tarkwa produced 192koz in H1 2026, 18% lower than H1 2025 (233koz), reflecting lower mill feed grades, grade reconciliation issues in a section of the underlap pit and the impact of adverse weather on load, haul and drilling activities. Performance improved during Q2 2026 as rainfall eased, supporting better mining conditions and continued progress of the recovery plan. Our focus remains on improving drill rig reliability and productivity, increasing blasted ore stocks and bringing additional drilling capacity online to strengthen ore availability in H2 2026. While the recovery is gaining traction, Tarkwa is at risk of not recovering the H1 2026 shortfall and therefore not meeting full- year guidance. South Deep delivered a solid first-half performance, with attributable gold production of 151koz in H1 2026, down 1% from H1 2025 (153koz). Performance improved during Q2 2026 and in line with the plan, supported by stronger destress mining, improved development rates, stable grades, improved long-hole stoping, and enhancements to water management, ventilation and backfill infrastructure. A five-year wage agreement was signed post-period end which provides a solid base for stability. Salares Norte delivered an outstanding first-half performance, with production increasing 173% to 337koz gold-equivalent (H1 2025: 124koz gold-equivalent) as the operation successfully completed its ramp-up to  steady-state production. This was supported by strong plant availability through the onset of winter, resulting in higher-than-planned throughput and better-than-budgeted reconciled head grades. The operation remains well positioned to outperform its annual guidance. Having a positive impact on our communities and the environment Our ability to create long-term value depends on the success of our host communities and responsible environmental stewardship. Guided by our 2035 commitments, we continued to invest in programmes and partnerships that create shared value, strengthen local communities and support positive social and environmental outcomes. Host community value creation During H1 2026, the Group delivered approximately US$4.96 billion in stakeholder value, including US$941 million to host communities, through employment, procurement, taxes, royalties and community investment, reflecting our continued contribution to local economies. Our Group Legacy Programme continues to advance our commitment to creating enduring value beyond mining. During H1 2026, we progressed the development and implementation of multi-year programmes across Australia, South Africa, Ghana, Chile and Peru. Distributions from the Thusano Trust continue to progress, with 88% of the total proceeds of US$440.5 million (R7.37 billion) paid to beneficiaries in South Africa. Mitigating climate change Renewable electricity continued to support our decarbonisation efforts, contributing 181 gigawatt-hours (GWh), which comprised 17.4% of Group electricity consumption in H1 2026. Agnew remained the Group’s leading renewable energy operation, with renewable electricity accounting for 43% of its power supply. Scope 1 and 2 emissions were 4% lower than in H1 2025, with cumulative emissions abatement from renewable electricity in 2025 forecast to reach 101ktCO₂e from a 2022 baseline. 2 GOLD FIELDS H1 Results 2026 Construction of the St Ives Renewables Project is substantially complete, with all seven wind turbines, powerline infrastructure and substation works constructed and ready for connection. Commissioning has been delayed to H2 2026 pending completion of the wind turbine verification requirements and finalisation of grid connection and operating agreements. Preventing serious environmental harm There is a continued focus on preventing serious environmental harm through strong incident prevention, permitting discipline, tailings oversight and improved environmental risk management. During Q2 2026, we recorded nine level 2 environmental incidents and no significant tailings incidents. Environmental standard gap assessments and site-specific implementation roadmaps continued to strengthen critical control management and second-line assurance. Responsible tailings management is paramount and the Group continued to maintain conformance with the Global Industry Standard on Tailings Management (GISTM). During H1 2026, we advanced a portfolio of initiatives to continually improve tailings performance, unlock future storage capacity and enhance operational flexibility. Key milestones included a successful mud farming trial at Cerro Corona, which will accelerate consolidation of the upper tailings layers and increase tailings density, improving storage efficiency and unlock additional capacity within the existing facility. Additionally, we are developing a commingling trial at Tarkwa, which involves blending tailings with waste rock to reduce footprint, capital and technical risk and a filtration plant design for Windfall. Update on the renewal of the Tarkwa mining leases Following our early submission of an application for the renewal of the Tarkwa mining leases in November 2025, at the request of the Government of Ghana in April 2025, Gold Fields continued to engage with the Government of Ghana to progress the Tarkwa lease renewals,  which expire in April 2027. In July 2026, we submitted a comprehensive commercial proposal to the Government of Ghana to support the renewal of the leases and long-term sustainability of Tarkwa. Our proposal is underpinned by a significant programme of investment over the Tarkwa life of mine, while also seeking to deepen our partnership with Ghana through increased value-sharing that delivers meaningful national benefit, strengthens the country’s fiscal position and drives long-term social development. Components of our proposal include expanded community investment, increasing support to local businesses, further investment in local skills development and enhanced long-term socio-economic value creation. We are still awaiting a formal response to our proposal from the Government of Ghana, and, at this stage, have no confirmed timeframe for this response or for the conclusion of our negotiations regarding the lease renewals. As such, there remains uncertainty as to the timing, outcome, and terms of any negotiated agreement to renew the Tarkwa leases. An adverse outcome of the renewal process would have a material and adverse impact on Gold Fields. We are considering all options available to us with respect to the renewal of the Tarkwa leases and our Development Agreement (DA), including pursuing our legal rights under the leases, DA, and at law, if required. We remain committed to Tarkwa and our long-term contribution in Ghana, where we have operated for over 30 years. Subject to the outcome of the renewal process, we believe that Gold Fields remains well positioned to continue investing in and operating the Tarkwa mine, including exploring opportunities to extend the mine life beyond the current known reserves, creating lasting value for both Ghana and Gold Fields. Growing the quality of our portfolio Progressing the Windfall Project Windfall is one of Canada's highest-grade development-stage gold deposits. With considerable growth prospects along strike and down  plunge, the project is expected to provide a long-life, low-cost production platform. While Windfall is the anchor asset, opportunity extends well beyond the current mine plan. Having secured a highly prospective land package across the district, Gold Fields is accelerating exploration across a target-rich pipeline with the objective of progressively expanding the scale, scope and longevity of Windfall through new discoveries and the addition of high-margin ounces that can leverage the infrastructure already being developed. Following the update provided in the Trading Statement, issued on 11  August 2026, we continue to await a recommendation for the issuance of the EIA from the Environmental and Social Impact Review Committee (COMEX) of Québec. Based on engagements with both the Government of Québec and the Cree First Nation Government, EIA approval is now expected in H2 2026, after which it is expected that the project will progress to FID. During this period, the focus remains on derisking the project ahead of final approval. We are adjusting on-site activities and the project development schedule to optimise costs while maintaining flexibility to progress FID and development after the EIA approval is received. Gold Fields will provide a further update once the EIA is approved and FID is confirmed, together with an updated project execution schedule and capital estimate. Windfall is a world-class project with robust economics. Once developed, we expect it to become a cornerstone asset within the Gold Fields portfolio. Brownfields Brownfields exploration remains a core pillar of Gold Fields' capital allocation strategy, supporting reserve replacement, mine-life extension and capital-efficient growth from existing infrastructure. During H1 2026, the Group invested US$56 million in brownfields exploration, completing 148km of drilling across its operations. Key achievements include the resumption of surface drilling at South Deep to infill the South of Wrench (SOW) area, where the first hole has intersected the orebody timeously and as expected, with additional rigs planned to accelerate the programme. At St Ives, strong drilling results were returned from Santa Ana, Achilles and the Invincible complex, supporting future resource growth and production flexibility. Further improving the quality of our portfolio During H1 2026, we continued to improve the quality of our portfolio by  disposing of non-core investments, generating approximately US$182 million in cash proceeds. This included the completing of the  previously announced US$167 million sale of a portfolio of royalties and related interests to OR Royalties. The remaining proceeds were generated through the disposal of selected non-core listed investments, reflecting our disciplined approach to portfolio management and capital allocation. Greenfields exploration continued to progress during H1 2026, with new drilling campaigns advancing, the exploration portfolio expanding and a pipeline of opportunities being developed to support long-term growth beyond 2035. Our strategic investment in Founders Metals continues to provide exposure to the emerging Antino gold district in Suriname, where exploration success and district consolidation are strengthening the project’s long-term potential. Following the period end, we agreed to invest C$77 million to increase our interest in Founder Metals to approximately 19.9%, supporting Founders’ consolidation of 100% ownership of Antino and continued exploration across its highly prospective 102,360-hectare land package. In Australia, we expanded our portfolio through the Everleigh Joint Venture with Iceni Gold, securing a staged earn-in to a prospective greenfields project in Western Australia with district-scale potential. We also established a 5.33% strategic equity interest in Augustus Minerals, providing exposure to two drill-ready exploration opportunities. Across the former Gold Road exploration portfolio, we continued to rationalise non-core assets, unlock value through strategic transactions and advance priority projects toward drilling. During the period, we commenced drilling at the Wayra Project in southern Peru while drilling continued at the Villa Tati Project in Chile. In Australia, drilling progressed adjacent to Newmont's Cadia Valley operations, with further drilling planned at the East Lachlan and Edinburgh Park joint ventures during the second half of the year. In Canada, the C$24.5 million regional exploration programme at Windfall continued. Land access, permitting and field activities progressed during the period, positioning the team for the next phase of drilling across Gold Fields' 2,500km² land package. 3 GOLD FIELDS H1 Results 2026 Board and Executive Committee appointments John MacKenzie was appointed Non-executive Chair of the Board following the Annual General Meeting on 21 May 2026. John brings extensive international executive and non-executive leadership experience across the natural resources sector. We further strengthened our executive leadership team with the appointment of Francois Hardy as Chief Technical Officer, effective 1 August 2026. Francois has more than 30 years of international mining experience across operations, technical services and project development, with a strong track record of delivering safe and reliable, operational performance. We announce the appointment of Andiswa Ndoni as interim company secretary of the Company. Andiswa will take over from Anré Weststrate with effect from 1 September 2026, as part of ongoing restructuring of the Group governance, compliance, and ethics functions. Shareholders will be advised as to the permanent appointment of the company secretary in due course. Andiswa is an admitted attorney (LLB) with over 31 years of experience in the legal profession, spanning corporate and commercial law as well as corporate governance and company secretarial roles. The Board is satisfied that Andiswa has the requisite knowledge and experience to fulfil the role of interim company secretary of the Company and confirms that the relevant fit and proper assessment has been conducted. We would like to thank Anré for her contribution to the Group during her term of office and wish her well. 2026 guidance Gold Fields enters the second half of 2026 with strong operational and financial momentum, a materially strengthened balance sheet, and continued visibility on our growth pipeline, including advancing Windfall towards FID and ongoing engagement with the Government of Ghana on the Tarkwa lease renewal. We remain on track to meet the production and cost guidance. Attributable gold-equivalent production for 2026 is expected to be at the upper end of the guidance range of 2.4 and 2.6Moz. Guidance is supported by continued outperformance expected at Salares Norte in H2 2026. Recovery plans are being implemented at Gruyere and Tarkwa, however, despite improved performance in Q2 2026 and expected improvements in H2 2026, both assets remain at risk of delivering below their full-year guidance. In line with the guidance provided in February 2026, AISC and AIC are expected to be between US$1,800 and US$2,000/oz, and US$2,075 and US$2,300/oz respectively. AIC is expected to be towards the lower end of the range, as Group capital expenditure is now expected to be between US$1,600 million and US$1,800 million, compared to prior guidance of US$1,900 million to US$2,100 million. The reduction primarily reflects reclassifying of certain Windfall expenditure from capital expenditure to exploration expense. Accordingly, while capital expenditure is expected to decrease, a portion of the reduction will be offset by higher growth exploration expenditure. Sustaining capital expenditure guidance remains unchanged at US$1,300 million to US$1,400 million. We remain focused on translating the momentum gained into sustained, disciplined value creation for shareholders. The above guidance is subject to the forward-looking statements on page 58 of this announcement. Mike Fraser Chief Executive Officer 25 August 2026 4 GOLD FIELDS H1 Results 2026

Key statistics United States Dollar Quarter Six months ended Figures in millions unless otherwise stated June 2026 March 2026 June 2025 June 2026 June 2025 Gold-equivalent produced – attributable oz (000) 634 633 585 1,267 1,136 Gold-equivalent produced – managed oz (000) 650 649 602 1,299 1,171 Gold-equivalent sold – managed oz (000) 643 649 559 1,292 1,126 Tonnes milled/treated 000 10,631 11,650 10,734 22,281 20,893 Revenue US$/oz 4,505 4,855 3,281 4,681 3,089 AISC# US$/oz 1,957 1,829 1,739 1,893 1,682 Total AIC# US$/oz 2,204 2,046 2,054 2,125 1,957 Net debt US$m 437 1,304 1,487 437 1,487 Net debt (excluding lease liabilities) US$m (22) 824 1,055 (22) 1,055 Net debt to adjusted EBITDA ratio 0.06 0.19 0.37 0.06 0.37 Adjusted free cash flow US$m 2,225.3 951.7 Profit attributable to owners of the parent US$m 1,854.6 1,026.7 Profit per share attributable to owners of the parent US c.p.s. 207 115 Headline earnings attributable to owners of the parent US$m 1,854.7 1,027.3 Headline earnings per share attributable to owners of the parent US c.p.s. 208 115 # Refer to pages 38 - 39 At 30 June 2026, all operations are wholly owned except for Tarkwa and Damang (up to 18 April 2026) in Ghana (90.0%), South Deep in South Africa (93.10%), Cerro Corona in Peru (99.5%) Gold produced and sold throughout this report includes copper gold equivalents of approximately 2% of Group production AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices The table above represents continuing and discontinued operations. Figures may not add as they are rounded independently 5 GOLD FIELDS H1 Results 2026 All-in cost reconciliation United States Dollar Quarter Six months ended Figures in millions unless otherwise stated June 2026 March 2026 June 2025 June 2026 June 2025 Total AIC for mining operations US$/oz 2,055 1,917 1,936 1,986 1,844 Windfall US$/oz 118 110 91 114 86 Corporate and other US$/oz 31 19 27 25 27 Total AIC US$/oz 2,204 2,046 2,054 2,125 1,957 Currencies and metal prices United States Dollar Quarter Six months ended Figures in millions unless otherwise stated June 2026 March 2026 June 2025 June 2026 June 2025 US$1 - ZAR 16.49 16.34 18.29 16.41 18.39 A$ - US$ 0.71 0.70 0.64 0.70 0.63 US$ - C$ 0.72 0.73 0.72 0.73 0.71 Gold price (US$/oz) 4,505 4,855 3,281 4,681 3,089 Copper price (US$/tonne) 13.324 12,852 9,519 13.088 9,432 Silver price (US$/oz) 73 83 34 78 33 Stock data for the six months ended June 2026 Number of shares in issue, net of treasury shares NYSE – (GFI) – at 30 June 2026 890,896,534 Range – Six months US$31.88– US$61.51 – average for six months 893,786,404 Average Volume – Six months 3,489,271 shares/day Free float 100 per cent JSE Limited – (GFI) ADR ratio 1:1 Range – Six months ZAR526.50- ZAR936.10 Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Six months 2,491,663 shares/day Pro forma financial information The interim results contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the unaudited consolidated interim financial statements of Gold Fields for the six months ended 30 June 2026, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The key non-IFRS measures used include net debt (including and excluding lease liabilities), adjusted earnings before interest, taxation, depreciation and amortisation (EBITDA), sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, adjusted free cash flow before discretionary growth investments, all-in sustaining and total AIC. The applicable criteria on the basis of which this information has been prepared are set out in the notes accompanying the announcement. This pro forma financial information has not been reviewed or reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. 6 GOLD FIELDS H1 Results 2026 H1 2026 operating performance Income statement Continuing operations Revenue Revenue increased by 79% from US$3,318m for the six months ended 30 June 2025 to US$5,937m for the six months ended 30 June 2026 due to the 18% higher gold-equivalent ounces sold and the 51% higher gold price received. Gold-equivalent ounces sold increased by 18% from 1.074Moz to 1.269Moz. Refer to the Review of Operations for a breakdown per asset. The average US Dollar gold price achieved by the Group increased by 51% from US$3,089/eq oz for the six months ended 30 June 2025 to US$4,678/eq oz for the six months ended 30 June 2026. The average Australian/US Dollar exchange rate strengthened by 11% from A$1.00 = US$0.63 for the six months ended 30 June 2025 to A$1.00 = US$0.70 for the six months ended 30 June 2026. The average Canadian/US Dollar exchange rate strengthened by 3% from C$1.00 = US$0.71 for the six months ended 30 June 2025 to C$1.00 = US$0.73 for the six months ended 30 June 2026. The average US Dollar/Rand exchange rate strengthened by 11% from R18.39 for the six months ended 30 June 2025 to R16.41 for the six months ended 30 June 2026. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 52% from US$1,108m for the six months ended 30 June 2025 to US$1,679m for the six months ended 30 June 2026 mainly due to the increase in production at Salares Norte, inflationary pressures on commodity inputs and employee and contractor costs and a charge to GIP of US$69m in 2026 as opposed to a credit of US$58m in 2025. Amortisation and depreciation Amortisation and depreciation for the Group increased by 74% from US$361m for the six months ended 30 June 2025 to US$629m for the six months ended 30 June 2026 mainly due to Salares Norte achieving commercial levels of production in 2025 and amortising in full for six months in 2026. Investment income Investment income increased by 79% from US$19m for the six months  ended 30  June 2025 to US$34m for the six months ended 30 June 2026 due to higher cash and cash equivalents. Finance expense Finance expense for the Group increased by 162% from US$42m for the six months ended 30  June  2025 to US$110m for the six months ended 30  June  2026 due to higher borrowings and cessation of capitalisation of interest for Salares Norte during the six months ended 30 June 2026. Interest expense on borrowings of US$79m, interest on lease liability of US$16m and rehabilitation interest of US$15m for the six months ended 30  June 2026 compared with interest expense on borrowings of US$69m, interest on lease liability of US$12m and rehabilitation interest of US$13m, partially offset by interest capitalised of US$53m for the six months ended 30 June 2025 Share of results of equity-accounted investees after taxation The share of results of equity-accounted investees’ losses after taxation of US$1m for the six months ended 30 June 2025 compared to a profit of US$1m for the six months ended 30 June 2026, both relating to equity-accounted results from Lunnon. (Loss)/gain on foreign exchange The gain of US$34m for the six months ended 30 June 2025 compared to a loss of US$40m for the six months ended 30 June 2026 and both related to the conversion of offshore cash holdings and borrowings into their functional currencies. Share-based payments Share-based payments for the Group increased by 122% from US$9m for the six months ended 30 June 2025 to US$20m for the six months ended 30 June 2026 mainly due to higher forecast vesting percentages of share-based payments. Long-term incentive plan The long-term incentive plan expense decreased by 60% from US$15m for the six months ended 30 June 2025 to US$6m for the six months ended 30 June 2026 due to the phasing out of the scheme. Other costs, net Other costs for the Group decreased by 69% from US$16m for the six months ended 30  June 2025 to US$5m for the six months ended 30 June 2026. Exploration expense Exploration expense increased by 35% from US$133m for the six months ended 30  June 2025 to US$179m for the six months ended 30 June 2026 due to higher spend at the Windfall project in Canada. Non-recurring items Non-recurring items increased from US$5m for the six months ended 30 June 2025 to US$60m for the six months ended 30 June 2026. Royalties Government royalties for the Group increased by 56% from US$89m for the six months ended 30 June 2025 to US$139m for the six months ended 30 June 2026 in line with the higher revenue. Mining and income taxation The taxation charge for the Group increased by 110% from US$565m for the six months ended 30 June 2025 to US$1,184m for the six months ended 30 June 2026 in line with the higher profit before taxation. Profit for the period Profit for the period increased by 87% from US$1,028m for the six months ended 30 June 2025 to US$1,921m for the six months ended 30 June 2026. Discontinued operations (Loss)/profit from discontinued operations The Damang mine was formally transferred to the Government of Ghana on 18 April 2026 following the expiry of the 12-month mining lease granted to Gold Fields in April 2025. For accounting purposes, Damang is considered an abandoned asset and has been classified as a discontinued operation. Profit from discontinued operations of US$29m for the six months ended 30 June 2025 compared to a loss of US$19m for the six months ended 30 June 2026. Statement of cash flow Cash flow from operating activities Cash inflow from operating activities increased by 37% from US$1,306m for the six months ended 30 June 2025 to US$1,793m for the six months ended 30 June 2026. The increase was mainly due to a higher profit before royalties and taxation partially offset by higher taxation and royalties paid. Dividends paid increased by 239% from US$376m for the six months ended 30 June 2025 to US$1,274m for the six months ended 30 June 2026. The dividend paid of US$1,274m for the six months ended 30  June 2026 comprised dividends paid to owners of the parent of US$1,234m related to the 2025 final dividend and dividends paid to non-controlling interest holders of US$40m. The dividend paid of US$376m for the six months ended 30 June 2025 comprised dividends paid to owners of the parent of US$346m related to the 2024 final dividend, dividends paid to non-controlling interest holders of US$29m and South Deep BEE dividend of US$1m. Cash flow from investing activities Cash outflow from investing activities decreased by 11% from US$656m for the six months ended 30 June 2025 to US$586m for the six months ended 30 June 2026. Capital expenditure Capital expenditure increased by 6% from US$667m for the six months  ended 30 June 2025 to US$709m for the six months ended 30 June 2026. The capital expenditure of US$709m for the six months ended 30 June 2026 comprised of sustaining capital expenditure of US$609m (H1 2025:US$505m) and non-sustaining capital expenditure of US$100m (H1 2025: US$162m). The increase in sustaining capital is mainly due to higher spend at Gruyere and Tarkwa. The decrease in non-sustaining capital is due to a lower spend at Salares Norte following completion of project-related construction activities. 7 GOLD FIELDS H1 Results 2026 Purchase of investments Purchase of investments decreased by 13% from US$32m for the six months ended 30  June 2025 to US$36m for the six months ended 30  June 2026. The purchase of US$36m for the six months ended 30 June 2026 comprised purchases of bonds for the insurance captive of US$28m as well as a purchase of Founders Metals shares of US$8m. The purchase of US$32m for the six months ended 30  June 2025 comprised purchases of bonds for the insurance captive of US$26m as well as purchases of Vior Inc. shares of US$4m. Proceeds on disposal of investments Proceeds on disposal of investments decreased by 20% from US$49m in the six months ended 30 June 2025 to US$39m in the six months ended 30  June 2026. The proceeds of US$39m received in 2026 comprised proceeds from the disposal of Osisko metals of US$14m and  insurance captive bonds of US$25m. The proceeds of US$49m received in 2025 comprised proceeds from the disposal of O3 Mining of US$21m and insurance captive bonds of US$28m. Cash flow from financing activities Net cash outflow from financing activities increased by 59% from US$491m for the six months ended 30 June 2025 to US$780m for the six months ended 30 June 2026. The cash outflow of US$780m for the six months ended 30 June 2026 related to repayments on offshore loans of US$659m, buy back of shares of US$120m and payment of lease liabilities of US$66m partially offset by draw-downs on offshore loans of US$65m. The cash outflow of US$491m for the six months ended 30 June 2025 related to repayments on offshore loans of US$1,284m, purchase of treasury shares of US$10m and payment of lease liabilities of US$51m partially offset by draw-downs on offshore loans of US$853m. Net cash generated Net cash generated for the Group increased by 169% from US$159m for the six months ended 30 June 2025 to US$427m for the six months ended 30 June 2026. After accounting for a negative translation adjustment of US$9m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2025 was US$418m. The cash balance at 30 June 2026 of US$2,197m compared with US$1,067m at 30 June 2025. Adjusted free cash flow Adjusted free cash increased by 134% from US$952m for the six months ended 30 June 2025 to US$2,225m for the six months ended 30  June 2026 due to higher cash flows from operating activities partially offset by higher capital expenditure. Adjusted free cash flow is calculated as follows: Six months ended US$’m June 2026 June 2025 Net cash from operations 3,107.8 1,625.8 South Deep BEE dividends (0.4) (0.7) Capital expenditure – additions (709.1) (667.4) Capital expenditure – working capital — (4.1) Proceeds on disposal of property, plant and equipment 0.2 1.5 Contributions to environmental trust funds (10.8) (4.4) Contributions to secured cash deposits (18.7) (11.9) Payment of lease liability (66.2) (47.5) Cash utilised/generated by discontinued operation (77.5) 60.4 Adjusted free cash flow 2,225.3 951.7 Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. Statement of financial position Net debt decreased by 71% from US$1,487m at 30 June 2025 to US$437m at 30 June 2026. Net debt excluding lease liabilities of US$1,055m at 30 June 2025 compared to net cash of US$22m at 30 June 2026. Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents. Net debt/adjusted EBITDA The net debt/adjusted EBITDA ratio of 0.06 at 30 June 2026 compared with 0.37 at 30 June 2025. The net debt/adjusted EBITDA ratio of 0.06 at 30 June 2026 is based on net debt of US$437m and adjusted EBITDA of US$7,604m. The net debt/adjusted EBITDA ratio of 0.37 at 30 June 2025 is based on net debt of US$1,487m and adjusted EBITDA of US$3,977m. Adjusted EBITDA Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2026 and 30 June 2025 and is determined as follows in US$ million: US$’m June 2026 June 2025 Revenue 11,320 6,555 Cost of sales before amortisation and depreciation (3,328) (2,340) Exploration and project costs (343) (200) Other costs* (45) (38) 7,604 3,977 * Other costs include other non-mine-based costs Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs All-in sustaining and total all-in cost Year-on-year The Group AISC (including Damang) increased by 13% from US$1,682/oz for the six months ended 30 June 2025 to US$1,893/oz for the six months ended 30 June 2026 mainly due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and higher by- product credits to cost. The higher sustaining capital expenditure was mainly at the Australian operations and Tarkwa, partially offset by lower sustaining capital expenditure at Salares Norte. Total AIC (including Damang) increased by 9% from US$1,957oz for the six months ended 30 June 2025 to US$2,125oz for the six months ended 30 June 2026 mainly due to the same reasons as above for AISC, partially offset by lower non-sustaining capital expenditure. Cash costs The Group cash costs (including Damang) increased by 10% from US$1,068/oz for the six months ended 30 June 2025 to US$1,180/oz for the six months ended 30 June 2026 mainly due to higher cost of sales before gold inventory change and amortisation and depreciation and higher royalties, partially offset by higher by-product credits. Six months ended US$’m June 2026 June 2025 Cost of sales 2,307.6 1,468.9 Amortisation and depreciation (629.0) (361.3) Gold inventory change (69.3) 58.1 By-product credits* (326.6) (120.6) Corporate costs* (67.1) (36.0) Royalties 139.3 89.1 Cash cost for Damang* 90.1 62.8 Cash costs 1,445.0 1,161.0 Gold only ounces sold - (000’ounces) 1,224.7 1,086.9 Cash costs per ounce of gold sold - US$/oz 1,180 1,068 *Based on information underlying the condensed consolidated financial statements of Gold Fields Limited for the periods ended 30 June 2026 and 2025. 8 GOLD FIELDS H1 Results 2026

Review of operations

Six months ended June 2026 compared with six months ended June 2025

Figures may not add as they are rounded independently.

Gruyere

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**3,315**	4,734	(30)
Waste (Capital)	000 tonnes	**19,439**	24,047	(19)
Waste (Operational)	000 tonnes	**1,395**	5,700	(76)
Total waste mined	000 tonnes	**20,834**	29,747	(30)
Total tonnes mined	000 tonnes	**24,149**	34,481	(30)
Grade mined	g/t	**0.93**	1.05	(11)
Gold mined	000'oz	**99.2**	160.1	(38)
Strip ratio	waste/ ore	**6.3**	6.3	—
Tonnes milled	000 tonnes	**4,652**	4,497	3
Yield	g/t	**0.80**	1.00	(20)
Gold produced	000'oz	**119.7**	144.2	(17)
Gold sold	000'oz	**122.7**	143.8	(15)
AISC	A$/oz	**4,385**	2,961	48
	US$/oz	**3,081**	1,878	64
AIC	A$/oz	**4,394**	2,961	48
	US$/oz	**3,088**	1,878	64
Sustaining capital expenditure	A$m	**251.2**	88.0	185
	US$m	**176.5**	55.8	216
Non-sustaining capital expenditure	A$m	**1.1**	—	100
	US$m	**0.8**	—	100
Total capital expenditure	A$m	**252.3**	88.0	187
	US$m	**177.3**	55.8	218
Adjusted pre-tax free cash flow	A$m	**249.4**	135.1	85
	US$m	**175.2**	85.7	104

Year-on-year comparisons of financial results are impacted by the acquisition of Gold Road on 26 September 2025 with results reported on a 100% basis from this date forward. Pre-September 2025 financial results were reported on a 50% basis.

Gold production decreased by 17% to 119,700oz for H1 2026 from 144,200oz for H1 2025. H1 2026 production was affected by a significant rainfall event, which disrupted ex-pit production for approximately four weeks.

AIC increased by 48% to A$4,394/oz (US$3,088/oz) in H1 2026 from A$2,961/oz (US$1,878/oz) in H1 2025. The increase reflects higher production costs due to inflationary pressures on commodity inputs and employee and contractor costs, increased capital expenditure, and lower gold sales following the ounce production shortfall.

Total capital expenditure increased by 187% to A$252m (US$177m) in H1 2026 from A$88m (US$56m) in H1 2025, reflecting the recognition of Gruyere's financial results at 100% following the acquisition. The increase also included A$31m (US$22m) of additional pre-strip mining expenditure at Stage 6 of the Gruyere pit, together with A$46m (US$32m) for the purchase of three new excavators.

Adjusted pre-tax free cash flow for Gruyere increased by 85% to A$249m (US$175m) in H1 2026 from A$135m (US$86m) in H1 2025. The increase reflected the recognition of Gruyere's financial results at 100% following the acquisition, lower gold sales and a higher realised gold price.

9 **GOLD FIELDS** H1 Results 2026

Review of operations continued

Granny Smith

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**702**	708	(1)
Waste mined	000 tonnes	**225**	264	(15)
Total tonnes mined	000 tonnes	**927**	972	(5)
Grade mined	g/t	**6.39**	6.15	4
Gold mined	000'oz	**144.1**	139.8	3
Tonnes milled	000 tonnes	**770**	705	9
Yield	g/t	**5.95**	5.90	1
Gold produced	000'oz	**147.4**	133.8	10
Gold sold	000'oz	**144.3**	128.7	12
AISC	A$/oz	**2,543**	2,374	7
	US$/oz	**1,787**	1,506	19
AIC	A$/oz	**2,585**	2,423	7
	US$/oz	**1,816**	1,537	18
Sustaining capital expenditure	A$m	**103.9**	86.4	20
	US$m	**73.0**	54.8	33
Non-sustaining capital expenditure	A$m	**0.2**	3.5	(94)
	US$m	**0.2**	2.2	(91)
Total capital expenditure	A$m	**104.1**	89.9	16
	US$m	**73.2**	57.0	28
Adjusted pre-tax free cash flow	A$m	**583.1**	388.2	50
	US$m	**409.7**	246.2	66

Gold production increased by 10% to 147,400oz in H1 2026 from 133,800oz in H1 2025 due to a 9% increase in ore processed.

AIC increased by 7% to A$2,585/oz (US$1,816/oz) in H1 2026 from A$2,423/oz (US$1,537/oz) in H1 2025. The increase reflects higher production costs due to inflationary pressures on commodity inputs and employee and contractor costs, and higher capital expenditure, partially offset by higher gold sales.

Total capital expenditure increased by 16% to A$104m (US$73m) in H1 2026 from A$90m (US$57m) in H1 2025. The increase was mainly attributable to development in Zone 135 of the Wallaby underground mine and construction of the next tailings storage facility raise.

Adjusted pre-tax free cash flow for Granny Smith increased by 50% to A$583m (US$410m) in H1 2026 from A$388m (US$246m) in H1 2025, mainly due to the higher gold price realised.

10 GOLD FIELDS H1 Results 2026

Review of operations continued

St Ives

		June 2026	June 2025	% Variance
Underground				
Ore mined	000 tonnes	**1,023**	1,141	(10)
Waste mined	000 tonnes	**515**	500	3
Total tonnes mined	000 tonnes	**1,538**	1,641	(6)
Grade mined	g/t	**3.89**	3.60	8
Gold mined	000'oz	**128.1**	132.0	(3)
Surface				—
Ore mined	000 tonnes	**1,194**	1,114	7
Waste (Capital)	000 tonnes	**2,167**	2,524	(14)
Waste (Operational)	000 tonnes	**1,283**	1,843	(30)
Total waste mined	000 tonnes	**3,450**	4,367	(21)
Total tonnes mined	000 tonnes	**4,645**	5,481	(15)
Grade mined	g/t	**1.29**	2.00	(36)
Gold mined	000'oz	**49.7**	71.5	(30)
Strip ratio	waste/ ore	**2.9**	3.9	(26)
Total (underground and surface)				
Total ore mined	000 tonnes	**2,217**	2,255	(2)
Total grade mined	g/t	**2.49**	2.81	(11)
Total tonnes mined	000 tonnes	**6,183**	7,122	(13)
Total gold mined	000'oz	**177.7**	203.5	(13)
Tonnes milled	000 tonnes	**2,165**	2,294	(6)
Yield – underground	g/t	**3.79**	3.28	16
Yield – surface	g/t	**1.37**	1.73	(21)
Yield – combined	g/t	**2.44**	2.50	(2)
Gold produced	000'oz	**169.8**	184.5	(8)
Gold sold	000'oz	**169.8**	168.7	1
AISC	A$/oz	**3,249**	2,565	27
	US$/oz	**2,283**	1,627	40
AIC	A$/oz	**3,775**	3,267	16
	US$/oz	**2,653**	2,072	28
Sustaining capital expenditure	A$m	**101.3**	97.6	4
	US$m	**71.2**	61.9	15
Non-sustaining capital expenditure	A$m	**74.0**	93.5	(21)
	US$m	**52.0**	59.3	(12)
Total capital expenditure	A$m	**175.3**	191.1	(8)
	US$m	**123.2**	121.2	2
Adjusted pre-tax free cash flow	A$m	**475.5**	301.3	58
	US$m	**334.1**	191.1	75

Gold production decreased by 8% to 169,800oz in H1 2026 from 184,500oz in H1 2025, mainly due to a 6% decrease in tonnes milled.

Results for H1 2026 includes an ore treatment arrangement with Lunnon Metals. This arrangement delivered 9,400oz at a cost of A$43m.

AIC increased by 16% to A$3,775/oz (US$2,653/oz) in H1 2026 from A$3,267/oz (US$2,072/oz) in H1 2025. The increase reflected lower gold sales and higher production costs, driven by inflationary pressures on commodity inputs and employee and contractor costs, partially offset by lower capital expenditure.

Total capital expenditure decreased by 8% to A$175m (US$123m) in H1 2026 from A$191m (US$121m) in H1 2025, mainly due to lower surface mine development following the completion of the Swiftsure and Invincible South open pits.

Adjusted pre-tax free cash flow at St Ives increased by 58% to A$476m (US$334m) in H1 2026 from A$301m (US$191m) in H1 2025, reflecting lower gold sales, increased production cost and the higher gold price realised.

11 GOLD FIELDS H1 Results 2026

Review of operations continued

Agnew

		June 2026	June 2025	% Variance
Underground				
Ore mined	000 tonnes	**564**	549	3
Waste mined	000 tonnes	**436**	478	(9)
Total tonnes mined	000 tonnes	**1,000**	1,027	(3)
Grade mined	g/t	**5.67**	6.30	(10)
Gold mined	000'oz	**102.8**	111.3	(8)
Tonnes milled	000 tonnes	**624**	598	4
Yield	g/t	**5.13**	6.32	(19)
Gold produced	000'oz	**102.8**	121.5	(15)
Gold sold	000'oz	**102.6**	112.5	(9)
AISC	A$/oz	**3,175**	2,165	47
	US$/oz	**2,231**	1,373	62
AIC	A$/oz	**3,403**	2,581	32
	US$/oz	**2,391**	1,637	46
Sustaining capital expenditure	A$m	**56.2**	29.6	90
	US$m	**39.5**	18.8	110
Non-sustaining capital expenditure	A$m	**11.4**	38.0	(70)
	US$m	**8.0**	24.1	(67)
Total capital expenditure	A$m	**67.6**	67.6	—
	US$m	**47.5**	42.9	11
Adjusted pre-tax free cash flow	A$m	**327.3**	251.2	30
	US$m	**230.0**	159.3	44

Gold production decreased by 15% to 102,800oz in H1 2026 from 121,500oz in H1 2025 due to lower grade of ore mined and processed from the Waroonga underground mine.

Ore production at Waroonga was affected by three seismic events during H1 2026. During the period of restricted access, production was supplemented with increased ore from the lower grade Barren Lands orebody, reducing the overall yield and gold production for H1 2026.

AIC increased by 32% to A$3,403/oz (US$2,391/oz) in H1 2026 from A$2,581/oz (US$1,637/oz) in H1 2025. The increase reflects higher production costs due to inflationary pressures on commodity inputs and employee and contractor costs, along with lower gold sales.

Total capital expenditure of A$68m (US$48m) in H1 2026 was unchanged from H1 2025, in A$ terms.

Adjusted pre-tax free cash flow for Agnew increased by 30% to A$327m (US$230m) in H1 2026 from A$251m (US$159m) in H1 2025, mainly due to the higher gold price realised.

12 **GOLD FIELDS** H1 Results 2026

Review of operations continued

South Deep

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**878**	827	6
Waste mined	000 tonnes	**121**	154	(21)
Total tonnes	000 tonnes	**999**	981	2
Grade mined – underground reef	g/t	**5.50**	6.03	(9)
Grade mined – underground total	g/t	**4.83**	5.08	(5)
Gold mined	kg	**4,826**	4,989	(3)
	000'oz	**155.2**	160.4	(3)
Total development	m	**5,197**	6,084	(15)
Secondary support	m	**6,391**	7,206	(11)
Backfill	m^3	**315,875**	305,863	3
Ore processed – underground reef	000 tonnes	**861**	788	9
Ore processed – underground waste	000 tonnes	**71**	126	(44)
Total underground tonnes milled	000 tonnes	**932**	914	2
Ore processed – surface	000 tonnes	**539**	620	(13)
Total tonnes milled	000 tonnes	**1,471**	1,534	(4)
Yield – underground reef	g/t	**5.38**	5.95	(10)
Surface yield	g/t	**0.13**	0.12	8
Total yield	g/t	**3.19**	3.10	3
Gold produced	kg	**4,698**	4,762	(1)
	000'oz	**151.0**	153.1	(1)
Gold sold	kg	**4,579**	4,340	6
	000'oz	**147.2**	139.5	6
AISC	R/kg	**1,144,353**	1,046,434	9
	US$/oz	**2,169**	1,770	23
AIC	R/kg	**1,173,095**	1,046,434	12
	US$/oz	**2,223**	1,770	26
Sustaining capital expenditure	Rm	**854.5**	930.4	(8)
	US$m	**52.1**	50.6	3
Non-sustaining capital expenditure	Rm	**131.6**	—	100
	US$m	**8.0**	—	100
Total capital expenditure	Rm	**986.1**	930.4	6
	US$m	**60.1**	50.6	19
Adjusted free cash flow	Rm	**5,763.3**	3,126.0	84
	US$m	**351.2**	170.0	107

Gold production for the first half of 2026 remained broadly in line with the corresponding period in 2025, decreasing by 1% to 4,698kg (151koz) from 4,762kg (153koz). This performance was achieved despite a 9% reduction in underground grade offset by a 6% increase in reef tonnes. The lower grade was largely a consequence of the full implementation of the new mining sequence, which affected the mix of mining areas and grade profile during the period. The transition to the new mining sequence also resulted in a 15% reduction in total development metres, which in turn contributed to an 11% decrease in secondary support installation compared with the first half of 2025. Surface tonnes milled decreased by 13%, from 739kt in the first half of 2025 to 639kt in the first half of 2026, primarily due to scheduled maintenance associated with the thickened tailings project. The project is aimed at reducing the volume of water reporting to the tailings storage facility and forms part of ongoing efforts to improve water management and operational efficiency.

AIC R/kg increased by 12% to R1,173,095/kg (US$2,223/oz) in H1 2026 from R1,046,434/kg (US$1,770/oz) in H1 2025, due to higher cost of sales before amortisation and depreciation, higher capital expenditure and higher royalty cost, partially offset by 6% higher gold sold.

Total capital expenditure increased by 6% to R986m (US$60m) in H1 2026 from R930m (US$51m) in H1 2025, due to higher capital development and an increase in fleet refurbishments.

Adjusted free cash flow increased by 84% to R5,763m (US$351m) in H1 2026 from R3,126m (US$170m) in H1 2025. The increase is mainly due to higher gold sold, and higher gold prices received.

13 **GOLD FIELDS** H1 Results 2026

Review of operations continued

Damang

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**779**	10	7,690
Waste (Operational)	000 tonnes	**6,101**	516	1,082
Total waste mined	000 tonnes	**6,101**	516	1,082
Total tonnes mined	000 tonnes	**6,880**	526	1,208
Grade mined	g/t	**0.75**	0.78	(4)
Gold mined	000'oz	**18.8**	0.2	9,300
Strip ratio	waste/ore	**7.8**	53.3	(85)
Tonnes milled	000 tonnes	**1,333**	2,327	(43)
Yield	g/t	**0.52**	0.69	(25)
Gold produced	000'oz	**22.1**	51.7	(57)
Gold sold	000'oz	**22.7**	51.7	(56)
AISC	US$/oz	**4,166**	2,070	101
AIC	US$/oz	**4,166**	2,070	101
Sustaining capital expenditure	US$m	**—**	(2.7)	(100)
Non-sustaining capital expenditure	US$m	**—**	—	—
Total capital expenditure	US$m	**—**	(2.7)	(100)
Adjusted free cash flow	US$m	**(79.3)**	60.4	(231)

The Damang mine was formally transferred to the Government of Ghana on 18 April 2026 following the expiry of the 12-month mining lease that was granted to Gold Fields in April 2025. As a result of the transfer, comparisons to prior periods are not on a like-for-like basis.

Gold production decreased by 57% to 22,100oz in H1 2026 from 51,700oz in H1 2025 due to lower yield and lower tonnes milled. Yield decreased by 25% to 0.52g/t in H1 2026 from 0.69g/t in H1 2025 due to lower grade fed.

AIC increased by 101% to US$4,166/oz in H1 2026 from US$2,070/oz in H1 2025 due to lower gold sold. In H1 2026, gold sold decreased by 56% to 22,700oz from 51,700oz in H1 2025 due to lower gold produced.

Adjusted free cash flow for Damang decreased by 231% to a negative US$79m in H1 2026 from US$60m in H1 2025, mainly due to lower revenue driven by lower gold sold.

14 GOLD FIELDS H1 Results 2026

Review of operations continued

Tarkwa

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**4,004**	5,552	(28)
Waste (Capital)	000 tonnes	**24,362**	17,726	37
Waste (Operational)	000 tonnes	**17,837**	24,133	(26)
Total waste mined	000 tonnes	**42,199**	41,859	1
Total tonnes mined	000 tonnes	**46,203**	47,411	(3)
Grade mined	g/t	**1.16**	1.15	1
Gold mined	000'oz	**149.7**	204.8	(27)
Strip ratio	waste/ ore	**10.5**	7.5	40
Tonnes milled	000 tonnes	**7,045**	7,441	(5)
Yield	g/t	**0.85**	0.97	(12)
Gold produced	000'oz	**191.9**	232.9	(18)
Gold sold	000'oz	**192.7**	233.8	(18)
AISC	US$/oz	**2,671**	2,035	31
AIC	US$/oz	**2,725**	2,035	34
Sustaining capital expenditure	US$m	**158.3**	118.2	34
Non-sustaining capital expenditure	US$m	**10.3**	—	100
Total capital expenditure	US$m	**168.6**	118.2	43
Adjusted free cash flow	US$m	**278.5**	206.5	35

Gold production decreased by 18% to 191,900 in H1 2026 from 232,900oz in H1 2025 due to lower yield and lower tonnes milled. Yield decreased by 12% to 0.85g/t in H1 2026 from 0.97g/t in H1 2025 due to lower grade fed. In H1 2026, 3.61Mt was fed from ex-pit at a grade of 1.15g/t and 3.43Mt from stockpile at a grade of 0.74g/t compared to 4.68Mt from ex-pit at a grade of 1.19g/t and 2.76Mt from stockpile at a grade of 0.81g/t in H1 2025. Tonnes milled decreased by 5% to 7.04Mt in H1 2026 from 7.44Mt in H1 2025 due to lower plant availability resulting from extended downtime to repair the SAG mill trunnion journal.

AIC increased by 34% to US$2,725/oz in H1 2026 from US$2,035/oz in H1 2025 due to lower gold sold and higher capital expenditure. In H1 2026, gold sold decreased by 18% to 192,700oz from 233,800oz in H1 2025 due to lower gold produced.

Total capital expenditure increased by 43% to US$169m in H1 2026 from US$118m in H1 2025 due to higher capital waste stripping and infrastructure relocation.

Adjusted free cash flow for Tarkwa increased by 35% to US$279m in H1 2026 from US$207m in H1 2025, mainly due to higher revenue driven by a higher gold price.

15 GOLD FIELDS H1 Results 2026

Review of operations continued

Salares Norte

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	**2,359**	930	154
Waste (capital)	000 tonnes	**3,554**	11,675	(70)
Waste (operational)	000 tonnes	**5,018**	424	1,083
Total waste mined	000 tonnes	**8,572**	12,099	(29)
Total tonnes mined	000 tonnes	**10,931**	13,029	(16)
Strip ratio	waste/ ore	**3.63**	13.01	(72)
Grade mined – gold	g/t	**4.75**	4.91	(3)
Grade mined – silver	g/t	**77.06**	152.55	(49)
Gold mined	000'oz	**360.2**	146.9	145
Silver mined	000'oz	**5,843.6**	4,563.0	28
Tonnes milled	000 tonnes	**1,035**	469	121
Gold recoveries	per cent	**92 %**	85 %	8
Silver recoveries	per cent	**81 %**	56 %	45
Yield - Gold	g/t	**8.8**	8.0	10
- Silver	g/t	**76.7**	17.5	338
- Combined	eq g/t	**10.1**	8.2	23
Gold produced	000'oz	**294.3**	120.8	144

Gold production increased by 144% to 294,300oz in H1 2026 from 120,800oz in H1 2025 and silver production increased by 866% to 2,553,100oz in H1 2026 from 264,200oz in H1 2025. Gold-equivalent production increased by 173% to 336,900eqoz in H1 2026 from 123,600eqoz in H1 2025. The above increases were driven by higher tonnes milled and improved gold and silver recoveries following the ramp-up of the operation.

AIC decreased by 85% to US$338/oz in H1 2026 from US$2,328/oz in H1 2025, mainly due to the significant increase in production and sales volumes, and decrease in capital expenditure as the operation transitioned from construction and ramp-up to production.

Total capital expenditure decreased by 78% to US$47m in 2026 from US$210m in H1 2025, primarily reflecting the completion in 2025 of major winterisation and plant-readiness works.

Adjusted free cash flow increased to US$1,191m in H1 2026 from US$122m in H1 2025, reflecting higher production and sales volumes and lower capital expenditure following the transition to a producing operation.

Silver produced	000'oz	**2,553.1**	264.2	866
Total equivalent gold produced	000' eq oz	**336.9**	123.6	173
Total equivalent gold sold	000' eq oz	**333.8**	123.8	170
AISC	US$/oz	**269**	1,689	(84)
AISC	US$/ eq oz	**837**	1,720	(51)
AIC	US$/oz	**338**	2,328	(85)
AIC	US$/ eq oz	**897**	2,345	(62)
Sustaining capital expenditure	US$m	**36.2**	143.6	(75)
Non-sustaining expenditure	US$m	**10.6**	66.8	(84)
Total capital expenditure	US$m	**46.8**	210.4	(78)
Adjusted free cash flow	US$m	**1,191.4**	122.0	877

16 **GOLD FIELDS** H1 Results 2026

Review of operations continued

Cerro Corona

		June 2026	June 2025	% Variance
Ore mined	000 tonnes	–	7,024	(100)
Waste mined	000 tonnes	–	3,308	(100)
Total tonnes mined	000 tonnes	–	10,332	(100)
Grade mined – gold	g/t	–	0.64	(100)
Grade mined – copper	per cent	–	0.37	(100)
Gold mined	000'oz	–	144.2	(100)
Copper mined	000 tonnes	–	25,726	(100)
Tonnes milled	000 tonnes	**3,186**	3,276	(3)
Gold recoveries	per cent	**68.1**	76.4	(11)
Copper recoveries	per cent	**84.1**	91.6	(8)
Yield – Gold	g/t	**0.32**	0.59	(46)
– Copper	per cent	**0.29**	0.39	(26)
– Combined	eq g/t	**0.56**	0.92	(39)
Gold produced	000'oz	**31.9**	60.1	(47)
Copper produced	tonnes	**8,930**	12,147	(26)
Total equivalent gold produced	000' eq oz	**56.9**	97.4	(42)
Total equivalent gold sold	000' eq oz	**56.0**	95.2	(41)
AISC	US$/oz	**1,284**	319	303
AISC	US$/ eq oz	**2,846**	1,343	112
AIC	US$/oz	**1,616**	443	265
AIC	US$/ eq oz	**3,032**	1,420	114
Sustaining capital expenditure	US$m	**0.4**	0.9	(56)
Non-sustaining capital expenditure	US$m	**5.5**	3.6	53
Total capital expenditure	US$m	**5.9**	4.5	31
Adjusted free cash flow	US$m	**71.4**	114.6	(38)

Gold production decreased by 47% to 31,900oz in H1 2026 from 60,100oz in H1 2025 and copper production decreased by 26% to 8,930t in H1 2026 from 12,147t in H1 2025. The decreases are mainly explained by lower head grades, combined with lower throughput and metallurgical recoveries as result of ore ageing. Consequently, total equivalent gold production decreased by 42% to 56,900oz in H1 2026 from 97,400oz in H1 2025. Production in H1 2026 resulted from the processing of low-grade stockpiles, as planned in the mine schedule for treatment from 2026 onwards.

AIC per gold ounce increased by 265% to US$1,616/oz in H1 2026 from US$443/oz in H1 2025, mainly due to lower gold sold and the negative impact of the gold inventory change.

Total capital expenditure increased by 31% to US$6m in H1 2026 from US$5m in H1 2025, due to the In-pit Tailing construction activities during H1 2026.

Adjusted free cash flow for Cerro Corona decreased by 38% to US$71m in H1 2026, compared to US$115m in H1 2025. This decrease was primarily driven by lower revenues resulting from reduced sales volumes of gold and copper.

17 **GOLD FIELDS** H1 Results 2026

Cash dividend

In line with the Company's dividend policy, the Board has approved and declared an interim dividend number 104 of 1,625 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2026. The interim dividend will be subject to the dividend withholding tax of 20% (twenty per cent).

In accordance with paragraph 7.23 of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves
- The gross local dividend amount is 1,625 SA cents per ordinary share for shareholders exempt from dividends tax
- The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend
- The net local dividend amount is 1,300 SA cents per ordinary share for shareholders liable to pay the dividends tax
- Gold Fields currently has 895,024,247 ordinary shares in issue, and
- Gold Fields' income tax number is 9160035607

Shareholders are advised of the following dates in respect of the interim dividend:

- Interim dividend number 104: 1,625 SA cents per share
- Declaration date: Tuesday, 25 August 2026
- Last date to trade cum-dividend: Tuesday, 8 September 2026
- Sterling and US Dollar conversion date: Wednesday, 9 September 2026
- Shares commence trading ex-dividend: Wednesday, 9 September 2026
- Record date: Friday, 11 September 2026, and
- Payment of dividend: Monday, 14 September 2026

Share certificates may not be dematerialised or rematerialised between 9 September 2026 and 11 September 2026, both dates inclusive.

18 GOLD FIELDS H1 Results 2026

Basis of preparation

The unaudited consolidated interim financial statements for the six months ended 30 June 2026 were prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the Financial Pronouncements as issued by the Financial Reporting Standard Council, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee (as applicable) and in accordance with and contain the information required by IAS 34 Interim Financial Reporting, the requirements of the South African Companies Act of South Africa, Act 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements.

The consolidated interim financial statements are prepared on a going concern basis.

The consolidated interim financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The unaudited consolidated interim financial statements contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows.

This pro forma financial information has not been reviewed or reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

Mineral Resources and Mineral Reserves

There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2025.

Ghana US$100m revolving credit facility

On 13 April 2026, the final maturity date of the Ghana US$100m RCF was extended by one year to 13 April 2027.

Segment reporting

The net profit/(loss) for continuing and discontinued operations per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

US$'m	June 2026	June 2025
Net profit	1,902.3	1,056.3
– Operating segments	2,275.1	1,198.5
– Corporate and projects[1]	(372.8)	(142.2)

[1] *Comprises mainly non-mine interest, exploration related to the Windfall project and other costs*

Mike Fraser
Chief Executive Officer

25 August 2026

The key non-IFRS measures used and defined in the interim results include:

- Net debt, which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents;
- Net debt (excluding lease liabilities), which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents;
- Adjusted free cash flow is calculated as net cash from operations, South Deep BEE dividend, less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities;
- Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations;
- Adjusted free cash flow before discretionary growth investments is calculated as adjusted free cash flow plus non-cash and cash remuneration (share-based payments and long-term incentive plan) lease payments, exploration costs and non-sustaining capital, all related to discretionary growth areas of the Group.
- Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
- Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations;
- Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations;
- AISC and total AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry; and
- Cash costs are calculated as costs of sales less amortisation and depreciation, gold inventory change, by-product credits, corporate costs plus royalties.

19 **GOLD FIELDS** H1 Results 2026

The financial statements are presented on a condensed consolidated basis.

Income statement

		United States Dollars	
		Six months ended	
Figures in millions unless otherwise stated	**Notes**	**June 2026**	June 2025
Continuing operations			
Revenue	1	**5,936.9**	3,317.7
Cost of sales	2	**(2,307.6)**	(1,468.9)
Investment income	3	**33.9**	19.3
Finance expense	4	**(110.1)**	(41.5)
Share of results of equity accounted investees, after taxation	5	**1.0**	(1.3)
(Loss)/gain on foreign exchange		**(40.1)**	33.5
Share-based payments		**(20.2)**	(9.4)
Long-term incentive plan		**(6.0)**	(14.5)
Other costs, net		**(4.9)**	(16.2)
Exploration expenses	6	**(179.2)**	(132.6)
Profit before royalties, taxation and non-recurring items		**3,303.7**	1,686.1
Non-recurring items		**(59.7)**	(4.5)
Profit before royalties and taxation		**3,244.0**	1,681.6
Royalties	7	**(139.3)**	(89.1)
Profit before taxation		**3,104.7**	1,592.5
Mining and income taxation	8	**(1,183.8)**	(565.0)
Normal taxation		**(1,018.1)**	(379.8)
Deferred taxation		**(165.7)**	(185.2)
Profit from continuing operations		**1,920.9**	1,027.5
Discontinued operation			
(Loss)/profit from discontinued operation, net of tax	9	**(18.6)**	28.8
Profit for the period		**1,902.3**	1,056.3
Profit/(loss) attributable to:			
Owners of the parent		**1,854.6**	1,026.7
Owners of the parent - continuing operations		**1,871.3**	1,000.8
Owners of the parent - discontinued operation		**(16.7)**	25.9
Non-controlling interests		**47.7**	29.6
Non-controlling interests - continuing operations		**49.6**	26.7
Non-controlling interests - discontinued operation		**(1.9)**	2.9
		1,902.3	1,056.3
Profit attributable to owners of the parent		**1,854.6**	1,026.7
Profit attributable to owners of the parent - continuing operations		**1,871.3**	1,000.8
(Loss)/profit attributable to owners of the parent - discontinued operation		**(16.7)**	25.9
Diluted profit attributable to owners of the parent		**1,846.6**	1,017.4
Diluted profit attributable to owners of the parent - continuing operations		**1,863.3**	991.5
Diluted (loss)/profit attributable to owners of the parent - discontinued operation		**(16.7)**	25.9
Basic earnings per share (cents) attributable to owners of the parent	10.1	**207**	115
Basic earnings per share (cents) attributable to owners of the parent - continuing operations	10.2	**209**	112
Basic (loss)/earning per share (cents) attributable to owners of the parent - discontinued operation	10.3	**(2)**	3
Diluted earnings per share (cents) attributable to owners of the parent	10.4	**206**	114
Diluted earnings per share (cents) attributable to owners of the parent - continuing operations	10.5	**208**	111
Diluted (loss)/earnings per share (cents) attributable to owners of the parent - discontinued operation	10.6	**(2)**	3

20 **GOLD FIELDS** H1 Results 2026

Income statement continued

Figures in millions unless otherwise stated	Notes	United States Dollars Six months ended June 2026	June 2025
Other disclosures			
Non-recurring items:			
Profit on disposal of assets		0.2	0.6
Restructuring costs		(0.1)	(1.9)
Impairment of assets		(0.5)	(0.1)
Royalties - fair value gain	12	37.5	—
Gruyere rainfall event		—	6.0
Gold Road stamp duty		(85.8)	—
Other		(11.0)	(9.1)
Total non-recurring items		(59.7)	(4.5)
Headline earnings attributable to owners of the parent		1,854.7	1,027.3
Headline earnings attributable to owners of the parent - continuing operations		1,871.6	1,001.4
Headline (loss)/earnings attributable to owners of the parent - discontinued operation		(16.9)	25.9
Diluted headline earnings attributable to owners of the parent		1,846.7	1,018.0
Diluted headline earnings attributable to owners of the parent - continuing operations		1,863.6	992.1
Diluted headline (loss)/earnings attributable to owners of the parent - discontinued operation		(16.9)	25.9
Headline earnings per share (cents) attributable to owners of the parent	10.7	208	115
Headline earnings per share (cents) attributable to owners of the parent - continuing operations	10.8	210	112
Headline (loss)/earnings per share (cents) attributable to owners of the parent - discontinued operation	10.9	(2)	3
Diluted headline earnings per share (cents) attributable to owners of the parent	10.10	206	114
Diluted headline earnings per share (cents) attributable to owners of the parent - continuing operations	10.11	208	111
Diluted (loss)/headline earnings per share (cents) attributable to owners of the parent - discontinued operation	10.12	(2)	3
US Dollar/South African Rand conversion rate		16.41	18.39
Canadian Dollar/US Dollar conversion rate		0.73	0.71
Australian Dollar/US Dollar conversion rate		0.70	0.63

The condensed consolidated financial statements for the six months ended 30 June 2026 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Alex Dall, the Group Chief Financial Officer.

21 GOLD FIELDS H1 Results 2026

Statement of comprehensive income

	United States Dollars	
	Six months ended	
Figures in millions unless otherwise stated	**June 2026**	June 2025
Profit for the period	**1,902.3**	1,056.3
Other comprehensive income, net of tax	**58.0**	204.8
Equity investments at FVOCI – net change in fair value*	**(22.2)**	4.9
Taxation on above item*	**(1.6)**	(0.4)
Foreign currency translation adjustments#	**81.8**	200.3
Total comprehensive income for the period	**1,960.3**	1,261.1
Attributable to:		
– Owners of the parent	**1,911.5**	1,227.9
– Non-controlling interest	**48.8**	33.2
	1,960.3	1,261.1

* *Items that will not be reclassified to profit or loss.*
\# *Items can be subsequently reclassified to profit or loss.*

22 GOLD FIELDS H1 Results 2026

Statement of financial position

Figures in millions unless otherwise stated	Notes	United States Dollars June 2026	United States Dollars December 2025
Non-current assets		12,383.6	12,176.8
Property, plant and equipment		11,570.0	11,336.8
Other non-current assets		581.6	587.4
Equity-accounted investees		3.9	2.8
Investments		174.5	189.6
Asanko contingent consideration receivable[1]	12	–	22.0
Deferred taxation		53.6	38.2
Current assets		3,216.3	2,970.9
Other current assets[1]		1,019.2	1,191.7
Cash and cash equivalents[2]		2,197.1	1,779.2
Assets held for sale	12	–	77.5
Total assets		15,599.9	15,225.2
Total equity		9,223.9	8,672.4
Non-current liabilities		4,657.4	4,852.9
Deferred taxation		1,615.7	1,401.7
Borrowings	13	2,174.7	2,559.5
Environmental rehabilitation provisions		503.6	489.2
Lease liabilities		356.0	379.1
Long-term employee benefits		–	20.4
Other long-term provisions		7.4	3.0
Current liabilities		1,718.6	1,699.9
Other current liabilities		1,589.5	1,373.2
Current portion of borrowings	13	–	178.7
Current portion of employee benefits		25.3	44.1
Current portion of lease liabilities		103.8	103.9
Total equity and liabilities		15,599.9	15,225.2
Non-IFRS measures and other disclosures			
Net debt		437.4	1,442.0
Net debt (excluding lease liabilities)		(22.4)	959.0
US Dollar/South African Rand conversion rate		16.39	16.56
Canadian Dollar/US Dollar conversion rate		0.70	0.73
Australian Dollar/US Dollar conversion rate		0.69	0.67

[1] *At 31 December 2025, other current assets included the Asanko deferred consideration receivable of US$28.1m. During H1 2026, the Asanko deferred and contingent considerations receivable were sold as part of sale of the royalty portfolio. Refer note 12 for further details.*

[2] *Cash and cash equivalents include secured cash deposits of US$144.2m (2025: US$119.0m) and US$20.0m (2025: US$20.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are proactive and not legally required by local legislation.*

23 GOLD FIELDS H1 Results 2026

Statement of changes in equity

	United States Dollar				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2025	**3,844.8**	**(2,089.5)**	**6,677.3**	**239.8**	**8,672.4**
Total comprehensive income	—	56.9	1,854.6	48.8	**1,960.3**
Profit for the period from continuing operations	—	—	1,871.3	49.6	**1,920.9**
Loss for the period from discontinued operation	—	—	(16.7)	(1.9)	**(18.6)**
Other comprehensive income	—	56.9	—	1.1	**58.0**
Dividends declared	—	—	(1,234.1)	(39.5)	**(1,273.6)**
Share buy-back[2]	(155.4)	—	—	—	**(155.4)**
Issue of treasury shares to employees[3]	26.4	(26.4)	—	—	**—**
Share-based payments	—	20.2	—	—	**20.2**
Balance at 30 June 2026	**3,715.8**	**(2,038.8)**	**7,297.8**	**249.1**	**9,223.9**

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*

[2] *During February 2026, Gold Fields announced the US$100m share buy-back programme. During H1 2026, the Board approved a further US$200m for the programme, bringing the total share buy-backs to US$300m. As at 30 June 2026, 4,106,519 shares amounting to US$155.4m were bought back as part of the programme of which 3,057,395 shares amounting to US$120.2m were fully paid at 30 June 2026.*

[3] *Treasury shares were issued to participants upon vesting of employee share options in 2026.*

	United States Dollar				
	Six months ended				
Figures in millions unless otherwise stated	Stated capital	Other reserves[1]	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2024	**3,871.5**	**(2,528.1)**	**3,858.0**	**165.5**	**5,366.9**
Total comprehensive income	—	201.2	1,026.7	33.2	**1,261.1**
Profit for the period from continuing operations	—	—	1,000.8	26.7	**1,027.5**
Profit for the period from discontinued operation	—	—	25.9	2.9	**28.8**
Other comprehensive income	—	201.2	—	3.6	**204.8**
Dividends declared - continuing operations	—	—	(346.1)	(29.1)	**(375.2)**
Dividends declared - discontinued operation	—	—	—	(6.0)	**(6.0)**
Acquisition of treasury shares[2]	(9.6)	—	—	—	**(9.6)**
Issue of treasury shares to employees[2]	9.6	(9.6)	—	—	**—**
Share-based payments from continuing operations	—	9.4	—	—	**9.4**
Balance at 30 June 2025	**3,871.5**	**(2,327.1)**	**4,538.6**	**163.6**	**6,246.6**

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*
[2] *Treasury shares were bought by the Group and issued to participants upon vesting of employee share options in 2025.*

24 GOLD FIELDS H1 Results 2026

Statement of cash flows

		United States Dollar	
		Six months ended	
Figures in millions unless otherwise stated	Notes	**June 2026**	June 2025
Cash flows from operating activities		**1,792.8**	1,306.1
Cash generated by operations	11	**4,007.7**	2,038.7
Interest received		**29.7**	14.0
Change in working capital		**209.3**	92.6
Cash generated by operating activities		**4,246.7**	2,145.3
Silicosis payment		**(1.5)**	(0.6)
Interest paid		**(95.2)**	(80.8)
Royalties and taxation paid		**(1,042.2)**	(438.1)
Net cash from operations		**3,107.8**	1,625.8
Dividends paid		**(1,274.0)**	(375.9)
Owners of the parent		**(1,234.1)**	(346.1)
Non-controlling interest holders		**(39.5)**	(29.1)
South Deep BEE dividend		**(0.4)**	(0.7)
Cash generated by continuing operations		**1,833.8**	1,249.9
Cash (utilised in)/generated by discontinued operation		**(41.0)**	56.2
Cash flows from investing activities		**(585.5)**	(656.1)
Additions to property, plant and equipment		**(709.1)**	(667.4)
Capital expenditure – working capital		**—**	(4.1)
Proceeds on disposal of property, plant and equipment		**0.2**	1.5
Proceeds on disposal of royalties	12	**115.0**	—
Proceeds on disposal of Asanko deferred and contingent considerations	12	**52.0**	—
Purchase of investments		**(35.5)**	(32.3)
Proceeds on disposal of investments		**39.2**	48.9
Contributions to environmental trust funds		**(10.8)**	(4.4)
Cash utilised in continuing operations		**(549.0)**	(657.8)
Cash (utilised in)/generated by discontinued operation		**(36.5)**	1.7
Cash flows from financing activities		**(780.2)**	(491.3)
Loans received		**65.3**	853.0
Loans repaid		**(659.1)**	(1,283.7)
Purchase of treasury shares		**—**	(9.6)
Buy-back of shares		**(120.2)**	—
Payment of principal lease liabilities		**(66.2)**	(47.5)
Cash utilised in continuing operations		**(780.2)**	(487.8)
Cash utilised in discontinued operation		**—**	(3.5)
Net cash generated		**427.1**	158.7
Translation adjustment		**(9.2)**	47.6
Cash and cash equivalent at beginning of the period		**1,779.2**	860.2
Cash and cash equivalent at end of the period		**2,197.1**	1,066.5
Non-IFRS measures and other disclosures			
Adjusted free cash flow		**2,225.3**	951.7
Adjusted free cash flow before discretionary growth investments		**2,510.0**	1,251.0

25 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements

		United States Dollar	
		Six months ended	
Figures in millions unless otherwise stated		**June 2026**	June 2025
1.	**Revenue**		
	Revenue from contracts with customers	**5,936.9**	3,317.7
	– Gold[1]	**5,610.3**	3,197.1
	– Copper[2]	**119.0**	109.0
	– Silver[3]	**207.6**	11.6
	Disclosure of disaggregated revenue from contracts with customers		
	The Group generates revenue primarily from the sale of gold and silver bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time.		
	The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segmental operating and financial results (pages 36 and 37)		
2.	**Cost of sales**		
	Salaries and wages	**(284.2)**	(227.3)
	Consumable stores	**(261.2)**	(187.5)
	Utilities	**(107.6)**	(79.8)
	Mine and other contractors	**(599.8)**	(415.9)
	Other	**(356.5)**	(255.2)
	Cost of sales before gold inventory change and amortisation and depreciation	**(1,609.3)**	(1,165.7)
	Gold inventory change	**(69.3)**	58.1
	Cost of sales before amortisation and depreciation	**(1,678.6)**	(1,107.6)
	Amortisation and depreciation	**(629.0)**	(361.3)
	Total cost of sales	**(2,307.6)**	(1,468.9)
3.	**Investment income**		
	Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	**1.9**	2.9
	Interest received – environmental trust funds	**2.3**	2.4
	Interest received – cash balances	**29.7**	14.0
	Total investment income	**33.9**	19.3
4.	**Finance expense**		
	Interest expense – borrowings	**(79.2)**	(68.9)
	Interest expense – lease liability	**(16.1)**	(12.0)
	Interest expense – environmental rehabilitation	**(14.6)**	(13.1)
	Unwinding of discount rate on silicosis settlement costs	**(0.2)**	(0.2)

Borrowing costs capitalised[4]	–	52.7
Total finance expense	**(110.1)**	(41.5)
5. Share of results of equity-accounted investees, after taxation		
Lunnon Metals Limited	1.0	(1.3)
Share of results of equity-accounted investees, after taxation	**1.0**	(1.3)

[1] *All regions.*
[2] *Only Peru region (Cerro Corona).*
[3] *Mainly Salares Norte.*
[4] *General borrowing costs of US$52.7m arising on Group general borrowings were capitalised during 2025 and related to the Salares Norte project. Salares Norte reached commercial levels of production on 31 August 2025. An average interest capitalisation rate of 3.3% was applied.*

26 **GOLD FIELDS** H1 Results 2026

Notes to the condensed consolidated financial statements continued

	United States Dollar	
	Six months ended	
Figures in millions unless otherwise stated	**June 2026**	June 2025
6. Exploration expense		
Australia	(33.2)	(27.8)

Ghana	(2.0)	—
Chile	(9.6)	(10.7)
Peru	(5.8)	(3.9)
Canada	(126.7)	(82.9)
Other	(1.9)	(7.3)
Total exploration expense	**(179.2)**	(132.6)

7. Royalties

Australia	(62.1)	(37.4)
South Africa	(27.5)	(7.7)
Ghana	(44.7)	(35.9)
Peru	(5.0)	(8.1)
Total royalties	**(139.3)**	(89.1)
Royalty rates		
South Africa (effective rate)[1]	4.0 %	1.8%
Australia[2]	2.5 %	2.5%
Ghana[3]	5.0 %	5.0%
Peru[4]	3.5 %	4.7%

[1] *The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. During the period ended 30 June 2026, both GFO and GFIJVH fully utilised their available unredeemed capital expenditure balances, resulting in an effective royalty tax rate of 4.0% of mining revenue (2025: 1.8%).*

[2] *The Australian operations are subject to a 2.5% (2025: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.*

[3] *Minerals are owned by the Republic of Ghana and held in trust by the President. In 2016, Gold Fields signed a Development Agreement (DA) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a mining royalty calculated on a sliding scale with rates ranging from 3% to 5%, linked to the prevailing gold price. Tarkwa's initial tax stability period under the DA is valid until 17 April 2027.*

Damang's mining lease and DA expired on 18 April 2025, however following negotiations with the Government of Ghana, a one year extension, which was ratified by Parliament was granted to 18 April 2026. Ownership of Damang was transferred to the Government of Ghana effective 18 April 2026.

In December 2025, the Government of Ghana tabled a Legislative Instrument (LI) in Parliament to effect new regulations which introduce new royalty rates in Ghana for gold and other minerals (including Lithium). The LI was approved effective 10 March 2026 with a royalty range of 5% to 12% on a sliding scale, depending on global gold prices. As a measure of relief, The Government of Ghana subsequently reduced the Growth and Sustainability Levy from 3% to 1%. Gold Fields has a Development Agreement (DA), which provides a range of fiscal concessions and includes key stabilising provisions in relation to taxes, royalties and other matters. The DA protects Tarkwa from these royalty changes until April 2027.

[4] *The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.*

27 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
Figures in millions unless otherwise stated		**June 2026**	June 2025
8.	**Mining and income taxation**		
	The components of mining and income tax are the following:		
	South African taxation		
	– company and capital gains taxation	**(3.5)**	(2.8)
	– withholding tax	**(14.6)**	(15.3)
	– mining taxation[1]	**(15.2)**	—
	– non-mining taxation[2]	**(0.6)**	(0.2)
	– prior year adjustment - current taxation	**1.4**	—
	– deferred taxation	**(85.0)**	(77.4)
	Foreign taxation		
	– current taxation	**(892.7)**	(361.5)
	– withholding tax	**(52.8)**	—
	– prior year adjustment – current taxation	**(40.0)**	—
	– deferred taxation	**(80.8)**	(107.8)
	Total mining and income taxation	**(1,183.8)**	(565.0)
	South Africa – current tax rates		
	Mining tax[1]	**Y=33-165/X**	Y=33-165/X
	Non-mining tax[2]	**27.0%**	27.0%
	Company tax rate	**27.0%**	27.0%
	International operations – current tax rates		
	Australia	**30.0%**	30.0%
	Ghana	**32.5%**	32.5%
	Peru	**29.5%**	29.5%
	Chile	**27.0%**	27.0%

[1] *South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation.*
The mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (GFO) and GFI Joint Venture Holdings (Proprietary) Limited (GFIJVH), owners of the South Deep mine, has been calculated at 30% (2025: 29%).
During the period ended 30 June 2026, GFO fully utilised its available assessed mining losses and unredeemed capital expenditure, resulting in an effective mining tax rate of 24% as determined by the gold mining tax formula.
In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] *Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate is 27%.*
Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.

9. Discontinued operation

The Damang mine was transferred to the Government of Ghana on 18 April 2026, following the expiry of the 12-month mining lease granted to Gold Fields in April 2025

On 18 April 2026, Damang qualified as an abandoned asset and the financial results of Damang have been presented as a discontinued operation in the consolidated financial statements. The comparative income statement and statement of cash flows have been presented as if Damang had been discontinued from the start of the comparative period.

Below is a summary of the results of the discontinued operation:

	United States Dollar	
	Six months ended	
Figures in millions unless otherwise stated	**June 2026**	June 2025
Revenue	**109.4**	159.8
Cost of sales	**(96.1)**	(107.3)
Rehabilitation expense	**(11.1)**	—
Other costs, net	**(3.4)**	(2.1)
Profit before royalties, taxation and non-recurring items	**(1.2)**	50.4
Royalties	**(5.5)**	(8.0)
(Loss)/profit before taxation	**(6.7)**	42.4
Mining and income taxation	**(11.9)**	(13.6)
Normal taxation	**(1.8)**	(16.0)
Deferred taxation	**(10.1)**	2.4
(Loss)/profit from discontinued operation, net of tax	**(18.6)**	28.8

28 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
Figures in millions unless otherwise stated		**June 2026**	June 2025
10.	**Earnings per share**		
10.1	**Basic earnings per share – cents**	**207**	115
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$1,854.6m (2025: US$1,026.7m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		
10.2	**Basic earnings per share from continuing operations – cents**	**209**	112
	Basic earnings per share from continuing operations is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$1,871.3m (2025: US$1,000.8m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		
10.3	**Basic (loss)/earnings per share from discontinued operation – cents**	**(2)**	3
	Basic (loss)/earnings per share from discontinued operation is calculated by dividing the (loss)/profit attributable to owners of the parent from discontinued operation of US$16.7m (2025: US$25.9m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		
10.4	**Diluted earnings per share – cents**	**206**	114
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$1,846.6m (2025: US$1,017.4m) by the diluted weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
	Profit attributable to owners of the parent	**1,854.6**	1,026.7
	South Deep minority interest at 10%	**(8.0)**	(9.3)
	Diluted profit attributable to owners of the parent	**1,846.6**	1,017.4
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
	Weighted average number of ordinary shares	**893,786,404**	895,024,247
	Share options in issue	**2,456,203**	679,833
	Diluted weighted average number of ordinary shares	**896,242,607**	895,704,080
10.5	**Diluted earnings per share from continuing operations – cents**	**208**	111
	Diluted earnings per share from continuing operations is calculated by dividing the diluted profit attributable to owners of the parent from continuing operations of US$1,863.3m (2025: US$991.5m) by the diluted weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
	Net profit attributable to owners of the parent from continuing operations has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:		
	Profit attributable to owners of the parent from continuing operations	**1,871.3**	1,000.8
	South Deep minority interest at 10%	**(8.0)**	(9.3)
	Diluted profit attributable to owners of the parent from continuing operations	**1,863.3**	991.5
10.6	**Diluted (loss)/earnings per share from discontinued operation – cents**	**(2)**	3
	Diluted (loss)/earnings per share from discontinued operation is calculated by dividing the diluted (loss)/profit attributable to owners of the parent from discontinued operation of US$16.7m (2025: US$25.9m) by the diluted weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
10.7	**Headline earnings per share – cents**	**208**	115
	Headline earnings per share is calculated by dividing headline earnings of US$1,854.7m (2025: US$1,027.3m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		

29 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
	Figures in millions unless otherwise stated	**June 2026**	June 2025
10.	**Earnings per share** continued		
10.7	**Headline earnings per share – cents continued**		
	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent	**1,854.6**	1,026.7
	Profit on disposal of assets, net	**(0.4)**	(0.4)
	Gross	**(0.5)**	(0.6)
	Taxation effect	**0.1**	0.2
	Impairment of assets and other	**0.5**	1.0
	Impairment of assets	**0.5**	0.1
	Other	**—**	0.9
	Headline earnings	**1,854.7**	1,027.3
10.8	**Headline earnings per share from continuing operations – cents**	**210**	112
	Headline earnings per share from continuing operations is calculated by dividing headline earnings from continuing operations of US$1,871.6m (2025: US$1,001.4m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		
	Net profit attributable to owners of the parent from continuing operations is reconciled to headline earnings from continuing operations as follows:		
	Long-form headline earnings reconciliation		
	Profit attributable to owners of the parent from continuing operations	**1,871.3**	1,000.8
	Profit on disposal of assets, net	**(0.2)**	(0.4)
	Gross	**(0.2)**	(0.6)
	Taxation effect	**—**	0.2
	Impairment of assets and other	**0.5**	1.0
	Impairment of assets	**0.5**	0.1
	Other	**—**	0.9
	Headline earnings from continuing operations	**1,871.6**	1,001.4
10.9	**Headline (loss)/earnings per share from discontinued operation – cents**	**(2)**	3
	Headline (loss)/earnings per share from discontinued operation is calculated by dividing headline (loss)/earnings from discontinued operation of US$16.9m (2025: US$25.9m) by the weighted average number of ordinary shares in issue during the period of 893,786,404 (2025: 895,024,247).		
	Long-form headline (loss)/earnings reconciliation		
	(Loss)/profit attributable to owners of the parent from continuing operations	**(16.7)**	25.9

	Profit on disposal of assets, net	(0.2)	–
	Gross	(0.3)	–
	Taxation effect	0.1	–
	Headline (loss)/earnings from continuing operations	**(16.9)**	25.9
10.10	**Diluted headline earnings per share – cents**	**206**	114
	Diluted headline earnings per share is calculated by dividing headline earnings of US$1,846.7m (2025: US$1,018.0m) by the weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:		
	Headline earnings	**1,854.7**	1,027.3
	South Deep minority interest at 10%	**(8.0)**	(9.3)
	Diluted headline earnings	**1,846.7**	1,018.0

30 **GOLD FIELDS** H1 Results 2026

Notes to the condensed consolidated financial statements continued

		United States Dollar	
		Six months ended	
	Figures in millions unless otherwise stated	**June 2026**	June 2025
10.	**Earnings per share** continued		
10.11	**Diluted headline earnings per share form continuing operations – cents**	**208**	111
	Diluted headline earnings per share from continuing operations is calculated by dividing headline earnings from continuing operations of US$1,863.6m (2025: US$992.1m) by the weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
	Headline earnings from continuing operations has been adjusted by the following to arrive at dilutive headline earnings from continuing operations:		
	Headline earnings from continuing operations	**1,871.6**	1,001.4
	South Deep minority interest at 10%	**(8.0)**	(9.3)
	Diluted headline earnings from continuing operations	**1,863.6**	992.1
10.12	**Diluted headline (loss)/earnings per share form discontinued operation – cents**	**(2)**	3
	Diluted headline (loss)/earnings per share from discontinued operation is calculated by dividing headline (loss)/earnings from discontinued of US$16.9m (2025: US$25.9m) by the weighted average number of ordinary shares in issue during the period of 896,242,607 (2025: 895,704,080).		
11.	**Cash generated by operations**		
	Profit from continuing operations	**1,920.9**	1,027.5
	Adjusted for non-cash items:		
	– Mining and income taxation	**1,183.8**	565.0
	– Royalties	**139.3**	89.1
	– Amortisation and depreciation	**629.0**	361.3
	– Interest expense – environmental rehabilitation	**14.6**	13.1
	– Interest received – environmental trust funds	**(2.3)**	(2.4)
	– Impairment of assets	**0.5**	0.1
	– Profit on disposal of assets	**(0.2)**	(0.6)
	– Unwinding of discount rate/net change in fair value of Asanko deferred and contingent considerations	**(1.9)**	(2.9)
	– Share-based payments	**20.2**	9.4
	– Long-term incentive plan expense	**6.0**	14.5

– Borrowing costs capitalised	—	(52.7)
– Share of results of equity-accounted investees, net of taxation	(1.0)	1.3
– Gold Road stamp duty	85.8	—
– Royalties - fair value gain (refer note 12)	(37.5)	—
– Other non-cash items	33.8	(13.5)
Adjusted for cash items:		
– Interest expense	95.2	80.8
– Interest received	(29.7)	(14.0)
– Payment of long-term incentive plan	(46.5)	(32.7)
– Environmental rehabilitation payments	(2.3)	(4.6)
Cash generated by operations	4,007.7	2,038.7

31 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

Figures in millions unless otherwise stated	United States Dollar Six months ended June 2026	 December 2025
12. Assets held for sale		
Royalties	–	77.5
Assets held for sale	**–**	**77.5**

On 12 December 2025, Gold Fields entered into agreements to sell a portfolio of royalty assets for a total cash consideration of US$115.0m and its right to the Asanko deferred and contingent considerations for US$30.0m and US$22.0m, respectively.

Certain assets within the royalty portfolio, having a combined a value of US$77.5m, were subject to a third-party right of first refusal ("ROFR"). Completion of the overall transaction was conditional upon the purchaser acquiring these royalties.

At 31 December 2025, the US$77.5m royalties were presented as assets held for sale as the sale was considered highly probable in the sense that they will be purchased either by the purchaser or the third party.

At that date, the outcome of the ROFR was unknown and no evidence existed that the sale of the remaining royalty portfolio amounting to US$37.5m or the deferred and contingent considerations were highly probably and therefore they were not recognised as held for sale.

The third party was given until 13 January 2026 to exercise its ROFR, which they declined. As a result, the sale of the remaining royalty portfolio and the Asanko deferred and contingent considerations become unconditional. On this date, a fair value gain of US$37.5m was recognised through profit or loss.

The transaction concluded in Q2 2026 with the receipt of US$115.0m and US$52.0m, respectively, for the sale of the royalty portfolio and the Asanko deferred and contingent considerations.

Figures in millions unless otherwise stated	31 Dec 2027	31 Dec 2028	31 Dec 2029	31 Dec 2030	31 Dec 2032	Total
13. Debt maturity ladder						
Committed loan facilities						
US Dollar debt	100.0	83.3	548.5	1,066.7	743.7	**2,542.2**
Rand debt	–	2,500.0	–	–	–	**2,500.0**
A$ Dollar debt	–	500.0	–	1,250.0	–	**1,750.0**
Rand debt translated to US Dollar	–	152.5	–	–	–	**152.5**
A$ Dollar debt translated to US Dollar	–	345.9	–	864.9	–	**1,210.8**
Total (US$m)	**100.0**	**581.7**	**548.5**	**1,931.6**	**743.7**	**3,905.5**
Committed loan facilities - utilisation						
US Dollar debt	–	4.7	501.3	–	743.7	**1,249.7**
A$ Dollar debt	–	–	–	1,250.0	–	**1,250.0**
C$ Dollar debt*	–	–	–	85.3	–	**85.3**
A$ Dollar debt translated to US Dollar	–	–	–	864.9	–	**864.9**
C$ Dollar debt translated to US Dollar*	–	–	–	60.1	–	**60.1**
Total (US$m)	**–**	**4.7**	**501.3**	**925.0**	**743.7**	**2,174.7**

Exchange rate: US$1.00 = R16.39 and A$1.00 = US$0.69 and C$1.00 = US$0.70 being the closing rates at 30 June 2026.
* *The US$1,200m RCF facility is a multi-currency (US$ and C$) facility.*

32 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

14. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the period ended 30 June 2026 and year ended 31 December 2025.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar							
	30 June 2026				31 December 2025			
Figures in millions unless otherwise stated	**Total**	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Trade receivables from provisional copper sales	**8.8**	—	**8.8**	—	31.0	—	31.0	—
Investments – listed	**126.6**	**126.6**	—	—	142.4	142.4	—	—
Asanko contingent consideration	—	—	—	—	22.0	—	—	22.0
Royalties - asset held for sale	—	—	—	—	77.5	—	—	77.5
Financial assets not measured at fair value								
Environmental trust funds	**190.0**	—	**190.0**	—	140.9	—	140.9	—
Other investments - mainly bonds	**47.9**	**47.9**	—	—	47.2	47.2	—	—
Asanko deferred consideration	—	—	—	—	28.1	—	28.1	—
Financial liabilities not measured at fair value								
Borrowings	**2,204.0**	**932.5**	—	**1,271.5**	2,806.3	1,309.6	—	1,496.7

Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange (LME) and, as such, classified within level 2 of the fair value hierarchy.

Investments – listed
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Royalties - asset held for sales
The royalties are measured at fair value. The fair value is based on the expected cash flows of the consideration receivable in terms of the contract. Refer note 12 for further details.

Asanko contingent and deferred considerations
The contingent consideration is measured at fair value and the deferred consideration is measured at amortised cost. The values of the considerations are based on the expected cash flows of the consideration receivable. The key inputs used in the valuations are the contractually agreed periods and the discount rates. Refer note 12 for further details.

Environmental trust funds
The trust funds consist of term deposits in South Africa as well as secured cash deposits in Ghana. The environmental trust funds are measured at amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Other investments – mainly bonds
Comprise listed bonds and unlisted investments and warrants that are measured at amortised cost which approximates fair value. The fair value of the bonds is determined using quoted market prices in active markets.

Borrowings
The 10-year notes and 7-year notes (2025: five-year notes and 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

33 GOLD FIELDS H1 Results 2026

Notes to the condensed consolidated financial statements continued

15. Capital commitments

	United States Dollar	
Figures in millions unless otherwise stated	**June 2026**	Dec 2025
Commitments		
Capital expenditure		
Contracted for[1]	409.4	221.3

[1] *Contracted for capital expenditure includes US$55.1m (2025: US$86.0m) for Salares Norte, US$30.9m (2025: US$nil) relating to the Wallaby Enabling Infrastructure Project at Granny Smith and US$59.4m (2025: US$nil) relating to the Invincible Material handing system project at St Ives.*

16. Events after the reporting date

Interim dividend

On 25 August 2026, Gold Fields declared a final dividend of 1,625 SA cents per share.

Shareholder returns

In November 2025, Gold Fields allocated US$500m to additional shareholder returns, increasing this to US$750m in February 2026.

On 25 August 2026, a further US$500m is being allocated to shareholder returns, lifting the additional returns programme to US$1.25b to be delivered through a combination of special dividends and targeted share buy-backs. Of the US$1.25b programme, US$253m was paid out as a special dividend in February 2026 while US$300million has been delivered through the share buy-backs, completed in July 2026.

34 GOLD FIELDS H1 Results 2026

Segmental operating and financial results

Figures in millions unless otherwise stated		United States Dollar					South African Rand	
		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	
				Cerro Corona	Salares Norte Project	Tarkwa	South Deep	South Deep[1]
Operating results								
Ore milled/treated (000 tonnes)	**June 2026**	**22,281**	**20,947**	**3,186**	**1,035**	**7,045**	**1,470**	**1,470**
	June 2025	20,893	18,566	3,276	469	7,441	1,534	1,534
Yield (grams per tonne)	**June 2026**	**1.8**	**1.9**	**0.6**	**10.1**	**0.8**	**3.2**	**3.2**
	June 2025	1.7	1.9	0.9	8.2	1.0	3.1	3.1
Gold produced (000 managed equivalent ounces)	**June 2026**	**1,298.5**	**1,276.5**	**56.9**	**336.9**	**191.9**	**151.0**	**4,698**
	June 2025	1,170.7	1,118.9	97.4	123.6	232.9	153.1	4,762
Gold produced (000 attributable equivalent ounces)	**June 2026**	**1,266.5**	**1,246.6**	**56.6**	**336.9**	**172.7**	**140.6**	**4,374**
	June 2025	1,136.2	1,089.7	96.9	123.6	209.7	147.6	4,592
Gold sold (000 managed equivalent ounces)	**June 2026**	**1,291.8**	**1,269.1**	**56.0**	**333.8**	**192.7**	**147.2**	**4,579**
	June 2025	1,125.8	1,074.1	95.2	123.8	233.8	139.5	4,340
Gold price received (Dollar per equivalent ounce)	**June 2026**	**4,681**	**4,678**	**4,718**	**4,700**	**4,634**	**4,682**	**2,470,420**
	June 2025	3,089	3,089	3,198	3,105	3,073	3,081	1,821,525
AISC (Dollar per ounce)	**June 2026**	**1,878**	**1,834**	**1,284**	**269**	**2,671**	**2,169**	**1,144,353**
	June 2025	1,666	1,646	319	1,689	2,035	1,770	1,046,434
Total AIC (Dollar per ounce)	**June 2026**	**1,986**	**1,945**	**1,616**	**338**	**2,725**	**2,223**	**1,173,095**
	June 2025	1,844	1,833	443	2,328	2,035	1,770	1,046,434

The average US Dollar/Rand exchange rates were US$1 = R16.41 for 2026 and US$1 = R18.39 for 2025
The average Australian/US Dollar exchange rates were A$1 = US$0.70 for 2026 and A$1 = US$0.63 for 2025
[1] *For South Africa, all financial numbers are in Rand and Rand per kilogram*
Figures may not add as they are rounded independently

35 GOLD FIELDS H1 Results 2026

Segmental operating and financial results continued

Figures in millions unless otherwise stated		United States Dollar				Australian Dollar				United States Dollar
		Australia				Australia[2]				Discontinued
		Agnew	St Ives	Granny Smith	Gruyere[3]	Agnew	St Ives	Granny Smith	Gruyere[3]	Damang
Operating results										
Ore milled/treated (000 tonnes)	**June 2026**	**624**	**2,165**	**770**	**4,652**	**624**	**2,165**	**770**	**4,652**	**1,333**
	June 2025	598	2,294	705	2,249	598	2,294	705	2,249	2,327
Yield (grams per tonne)	**June 2026**	**5.1**	**2.4**	**6.0**	**0.8**	**5.1**	**2.4**	**6.0**	**0.8**	**0.5**
	June 2025	6.3	2.5	5.9	1.0	6.3	2.5	5.9	1.0	0.7
Gold produced (000 managed equivalent ounces)	**June 2026**	**102.8**	**169.8**	**147.4**	**119.7**	**102.8**	**169.8**	**147.4**	**119.7**	**22.1**
	June 2025	121.5	184.5	133.8	72.1	121.5	184.5	133.8	72.1	51.7
Gold produced (000 attributable equivalent ounces)	**June 2026**	**102.8**	**169.8**	**147.4**	**119.7**	**102.8**	**169.8**	**147.4**	**119.7**	**19.9**
	June 2025	121.5	184.5	133.8	72.1	121.5	184.5	133.8	72.1	46.5
Gold sold (000 managed equivalent ounces)	**June 2026**	**102.6**	**169.8**	**144.3**	**122.7**	**102.6**	**169.8**	**144.3**	**122.7**	**22.7**
	June 2025	112.5	168.7	128.7	71.9	112.5	168.7	128.7	71.9	51.7
Gold price received (Dollar per equivalent ounce)	**June 2026**	**4,653**	**4,712**	**4,670**	**4,647**	**6,623**	**6,706**	**6,646**	**6,614**	**4,823**
	June 2025	3,042	3,080	3,080	3,099	4,797	4,856	4,856	4,887	3,091
AISC (Dollar per ounce)	**June 2026**	**2,231**	**2,283**	**1,787**	**3,081**	**3,175**	**3,249**	**2,543**	**4,385**	**4,166**
	June 2025	1,373	1,627	1,506	1,878	2,165	2,565	2,374	2,961	2,070
Total AIC (Dollar per ounce)	**June 2026**	**2,391**	**2,653**	**1,816**	**3,088**	**3,403**	**3,775**	**2,585**	**4,394**	**4,166**
	June 2025	1,637	2,072	1,537	1,878	2,581	3,267	2,423	2,961	2,070

The average US Dollar/Rand exchange rates were US$1 = R16.41 for 2026 and US$1 = R18.39 for 2025
The average Australian/US Dollar exchange rates were A$1 = US$0.70 for 2026 and A$1 = US$0.63 for 2025
[2] For Australia, all financial numbers are in Australian Dollar
[3] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward
Figures may not add as they are rounded independently

36 GOLD FIELDS H1 Results 2026

United States Dollar South African Rand Figures in millions unless otherwise stated Total Mine Operations including Discontinued Operations Total Mine Operations excluding Discontinued Operations Peru Chile Ghana South Africa Cerro Corona Salares Norte Tarkwa South Deep South Deep1 Financial results (US$ millions) Revenue June 2026 6,046.3 5,936.9 264.0 1,568.9 893.0 689.4 11,313.1 June 2025 3,477.8 3,318.0 304.5 384.4 718.3 429.9 7,904.7 Cost of sales before amortisation and depreciation June 2026 (1,767.5) (1,678.8) (129.8) (188.3) (303.9) (230.6) (3,784.2) June 2025 (1,199.6) (1,107.8) (91.8) (63.5) (307.4) (179.5) (3,300.8) Cost of sales before gold inventory change and amortisation and depreciation June 2026 (1,695.8) (1,609.4) (102.9) (246.3) (252.3) (231.8) (3,803.9) June 2025 (1,223.3) (1,166.0) (124.9) (68.6) (258.1) (196.2) (3,607.5) – Salaries and wages June 2026 (292.2) (284.2) (31.3) (27.3) (31.1) (74.1) (1,216.0) June 2025 (237.1) (227.3) (31.4) (11.4) (30.1) (63.1) (1,161.0) – Consumable stores June 2026 (277.0) (261.2) (13.1) (46.2) (52.1) (65.3) (1,071.8) June 2025 (203.7) (187.4) (14.4) (6.4) (49.1) (58.1) (1,068.0) – Utilities June 2026 (114.4) (107.6) (9.3) (3.5) (11.9) (29.9) (490.3) June 2025 (87.3) (79.7) (7.5) (0.4) (12.5) (24.4) (448.8) – Mine contractors June 2026 (647.2) (599.8) (30.0) (129.2) (138.3) (33.7) (553.0) June 2025 (433.3) (415.9) (59.0) (4.6) (138.3) (26.1) (479.8) – Other June 2026 (364.6) (356.4) (19.2) (40.0) (28.1) (28.8) (472.8) June 2025 (261.7) (255.6) (12.7) (45.8) (28.1) (24.5) (449.8) – Gold inventory change June 2026 (71.7) (69.3) (26.9) 58.0 (51.5) 1.2 19.7 June 2025 23.7 58.1 33.1 5.0 (49.3) 16.7 306.6 Amortisation of mining assets June 2026 (590.8) (583.5) (20.9) (224.2) (45.9) (46.5) (763.6) June 2025 (362.3) (346.8) (43.6) (20.1) (56.9) (36.2) (664.9) Other expenses June 2026 (97.8) (96.5) (12.5) (20.4) (25.0) (1.6) (26.2) June 2025 (67.1) (64.9) (10.9) (6.9) (5.1) (1.7) (31.9) Profit before royalties and taxation June 2026 3,590.2 3,578.1 100.8 1,136.0 518.2 410.7 6,739.1 June 2025 1,848.9 1,798.5 158.2 293.9 348.9 212.5 3,907.1 Royalties, mining and income taxation June 2026 (1,294.3) (1,276.9) (73.9) (389.0) (201.0) (145.9) (2,393.9) June 2025 (640.0) (618.5) (64.2) (90.3) (135.8) (68.2) (1,254.5) – Normal taxation June 2026 (616.3) (614.4) (97.0) (384.1) (117.7) (15.6) (256.8) June 2025 (157.7) (141.7) (54.5) (5.7) (81.3) (0.2) (3.6) – Royalties June 2026 (144.8) (139.3) (5.0) — (44.7) (27.5) (451.8) June 2025 (97.2) (89.2) (8.1) — (35.9) (7.7) (141.7) – Deferred taxation June 2026 (533.3) (523.2) 28.2 (4.9) (38.7) (102.7) (1,685.3) June 2025 (385.2) (387.6) (1.6) (84.6) (18.5) (60.3) (1,109.3) Profit before non-recurring items June 2026 2,295.9 2,301.2 26.9 747.0 317.2 264.8 4,345.2 June 2025 1,208.9 1,180.1 94.0 203.6 213.1 144.3 2,652.6 Non-recurring items June 2026 (20.7) (7.5) (0.7) (0.8) (1.2) (0.9) (14.0) June 2025 (10.4) (10.4) (0.1) 1.3 (2.3) 0.6 11.1 Net profit June 2026 2,275.1 2,293.7 26.2 746.2 316.0 263.9 4,331.2 June 2025 1,198.5 1,169.7 94.0 204.9 210.8 144.9 2,663.7 Capital expenditure June 2026 (702.5) (702.5) (5.9) (46.9) (168.6) (60.1) (986.1) June 2025 (658.0) (660.6) (4.5) (210.4) (118.2) (50.6) (930.4) The average US Dollar/Rand exchange rates were US$1 = R16.41 for 2026 and US$1 = R18.39 for 2025 The average Australian/US Dollar exchange rates were A$1 = US$0.70 for 2026 and A$1 = US$0.63 for 2025 1 For South Africa, all financial numbers are in Rand and Rand per kilogram Figures may not add as they are rounded independently 37 GOLD FIELDS H1 Results 2026 United States Dollar Australian Dollar United States Dollar Figures in millions unless otherwise stated Australia Australia2 Discontinued Total Agnew St Ives Granny Smith Gruyere3 Total Agnew St Ives Granny Smith Gruyere3 Damang Financial results (US$ millions) Revenue June 2026 2,521.6 477.5 800.1 673.9 570.1 3,588.9 679.7 1,138.7 959.1 811.4 109.4 June 2025 1,480.9 342.3 519.6 396.3 222.7 2,335.3 539.7 819.4 624.9 351.3 159.8 Cost of sales before amortisation and depreciation June 2026 (826.2) (164.6) (293.3) (161.3) (207.1) (1,175.7) (234.2) (417.3) (229.5) (294.7) (88.7) June 2025 (465.7) (113.0) (172.5) (115.7) (64.5) (734.1) (178.2) (271.9) (182.4) (101.7) (91.8) Cost of sales before gold inventory change and amortisation and depreciation June 2026 (776.1) (160.1) (298.9) (153.8) (163.2) (1,104.4) (227.8) (425.4) (218.9) (232.3) (86.4) June 2025 (518.3) (120.5) (203.2) (122.9) (71.6) (817.0) (190.0) (320.4) (193.8) (112.9) (57.3) – Salaries and wages June 2026 (120.5) (25.0) (35.2) (44.6) (15.7) (171.3) (35.5) (50.1) (63.4) (22.3) (8.0) June 2025 (91.3) (21.7) (25.3) (37.8) (6.5) (143.8) (34.2) (39.8) (59.6) (10.2) (9.8) – Consumable stores June 2026 (84.4) (16.0) (26.8) (18.8) (22.8) (120.2) (22.8) (38.1) (26.8) (32.5) (15.8) June 2025 (59.5) (11.0) (21.7) (16.5) (10.3) (93.8) (17.3) (34.2) (26.0) (16.3) (16.2) – Utilities June 2026 (53.1) (5.3) (16.9) (12.0) (18.9) (75.5) (7.5) (24.0) (17.1) (26.9) (6.9) June 2025 (35.0) (3.9) (14.1) (9.8) (7.2) (55.3) (6.2) (22.3) (15.4) (11.4) (7.5) – Mine contractors June 2026 (280.9) (68.0) (156.1) (22.4) (34.4) (399.8) (96.7) (222.2) (31.9) (49.0) (47.4) June 2025 (188.0) (52.2) (96.7) (18.7) (20.4) (296.1) (82.2) (152.4) (29.4) (32.1) (17.4) – Other June 2026 (237.1) (45.8) (63.9) (55.9) (71.5) (337.7) (65.3) (91.0) (79.7) (101.7) (8.2) June 2025 (144.5) (31.7) (45.4) (40.2) (27.2) (227.9) (50.0) (71.6) (63.4) (42.9) (6.4) – Gold inventory change June 2026 (50.1) (4.5) 5.7 (7.4) (43.9) (71.3) (6.4) 8.1 (10.6) (62.4) (2.4) June 2025 52.6 7.5 30.7 7.2 7.1 82.9 11.8 48.5 11.4 11.2 (34.5) Amortisation of mining assets June 2026 (246.0) (350.0) (7.3) June 2025 (190.0) (299.5) (15.5) Other expenses June 2026 (37.0) (52.7) (1.4) June 2025 (40.3) (63.5) (2.2) Profit before royalties and taxation June 2026 1,412.4 2,010.4 12.1 June 2025 785.0 1,238.1 50.4 Royalties, mining and income taxation June 2026 (467.1) (664.7) (17.4) June 2025 (260.0) (409.8) (21.6) – Normal taxation June 2026 — — (1.8) June 2025 — — (16.0) – Royalties June 2026 (62.1) (88.3) (5.5) June 2025 (37.4) (59.0) (8.0) – Deferred taxation June 2026 (405.0) (576.4) (10.1) June 2025 (222.5) (350.8) 2.4 Profit/(loss) before non-recurring items June 2026 945.3 1,345.7 (5.3) June 2025 525.0 828.3 28.8 Non-recurring items June 2026 (4.0) (5.7) (13.2) June 2025 (9.9) (15.6) — Net profit/(loss) June 2026 941.3 1,340.0 (18.6) June 2025 515.1 812.7 28.8 Capital expenditure June 2026 (421.1) (47.5) (123.2) (73.2) (177.2) (599.2) (67.6) (175.3) (104.1) (252.2) — June 2025 (276.9) (42.8) (121.2) (57.0) (55.8) (436.5) (67.5) (191.1) (89.9) (88.0) 2.7 The average Australian/US Dollar exchange rates were A$1 = US$0.70 for 2026 and A$1 = US$0.63 for 2025 2 For Australia, all financial numbers are in Australian Dollar 3 Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward  Figures may not add as they are rounded independently 38 GOLD FIELDS H1 Results 2026 All-in cost World Gold Council Industry Standard United States Dollar Figures in millions unless otherwise stated Total Group Total Mine Operations including Discontinued Operations Total Mine Operations excluding Discontinued Operations Peru Chile Ghana South Africa Cerro Corona Salares Norte Tarkwa South Deep Cost of sales before gold inventory change and amortisation and depreciation June 2026 (1,695.8) (1,695.8) (1,609.4) (102.9) (246.3) (252.3) (231.8) June 2025 (1,223.3) (1,223.3) (1,166.0) (124.9) (68.6) (258.1) (196.2) Gold inventory change (cash) June 2026 (41.8) (41.8) (39.4) (28.5) 15.3 (23.8) 1.0 June 2025 8.4 8.4 42.8 27.8 4.1 (37.2) 12.9 Royalties June 2026 (144.8) (144.8) (139.3) (5.0) — (44.7) (27.5) June 2025 (97.2) (97.2) (89.2) (8.1) — (35.9) (7.7) Community/social responsibility costs June 2026 (15.6) (15.6) (15.3) (4.7) — (7.4) (3.2) June 2025 (10.6) (10.6) (9.9) (2.7) — (5.0) (2.2) Non-cash remuneration – share-based payments June 2026 (19.2) (11.6) (11.6) (1.5) (1.2) (1.8) (2.7) June 2025 (9.2) (5.8) (5.8) (0.9) (0.5) (0.9) (1.1) Cash remuneration (long-term incentive plan) June 2026 (6.0) (3.8) (3.8) (1.0) — (1.3) (3.9) June 2025 (14.6) (12.0) (11.5) (1.9) (0.8) (2.1) (2.5) Other June 2026 (5.7) — — — — — — June 2025 (9.3) — — — — — — By-product credits June 2026 326.7 326.7 326.6 119.0 201.1 0.9 0.8 June 2025 120.7 120.7 120.6 109.0 8.6 0.9 0.5 Rehabilitation amortisation and interest June 2026 (29.2) (29.2) (29.2) (13.6) (5.3) (2.3) — June 2025 (30.1) (30.1) (26.1) (15.2) (1.1) (3.5) — Sustaining capital expenditure June 2026 (608.9) (607.1) (607.1) (0.4) (36.2) (158.3) (52.1) June 2025 (502.8) (502.0) (504.7) (0.9) (143.6) (118.2) (50.6) Lease payments June 2026 (75.1) (73.7) (73.7) (0.8) (5.6) (21.9) — June 2025 (58.6) (57.6) (53.9) (0.9) (2.4) (15.8) — Exploration, feasibility and evaluation costs June 2026 (2.8) (2.8) (2.8) (0.8) — (2.0) — June 2025 (1.3) (1.3) (0.1) (0.1) — — — AISC June 2026 (2,318.3) (2,299.5) (2,205.0) (40.2) (78.3) (514.8) (319.3) June 2025 (1,827.8) (1,810.7) (1,703.7) (18.8) (204.3) (475.8) (247.0) Non-cash remuneration – share-based payments June 2026 (1.0) — — — — — — June 2025 (0.3) — — — — — — Cash remuneration (long-term incentive plan) June 2026 — — — — — — — June 2025 — — — — — — — Lease payments June 2026 (7.1) — — — — — — June 2025 (4.6) — — — — — — Exploration, feasibility and evaluation costs June 2026 (176.4) (37.9) (37.9) (4.9) (9.6) — — June 2025 (132.5) (37.6) (37.6) (3.7) (10.7) — — Non-sustaining capital expenditure June 2026 (100.1) (95.3) (95.3) (5.5) (10.6) (10.3) (8.0) June 2025 (161.9) (155.9) (155.9) (3.6) (66.8) — — Total AIC June 2026 (2,603.0) (2,432.8) (2,338.2) (50.6) (98.5) (525.1) (327.4) June 2025 (2,127.1) (2,004.3) (1,897.3) (26.2) (281.8) (475.8) (247.0) Total AISC June 2026 (2,318.3) (2,299.5) (2,205.0) (40.2) (78.3) (514.8) (319.3) June 2025 (1,827.8) (1,810.7) (1,703.7) (18.8) (204.3) (475.8) (247.0) Gold only ounces sold – (000 ounces) June 2026 1,224.7 1,224.7 1,202.0 31.3 291.3 192.7 147.2 June 2025 1,086.9 1,086.9 1,035.2 59.1 121.0 233.8 139.5 AISC per ounce of gold sold US$/oz June 2026 1,893 1,878 1,834 1,284 269 2,671 2,169 June 2025 1,682 1,666 1,646 319 1,689 2,035 1,770.02 Total AIC June 2026 (2,603.0) (2,432.8) (2,338.2) (50.6) (98.5) (525.1) (327.4) June 2025 (2,127.1) (2,004.3) (1,897.3) (26.2) (281.8) (475.8) (247.0) Gold only ounces sold – (000 ounces) June 2026 1,224.7 1,224.7 1,202.0 31.3 291.3 192.7 147.2 June 2025 1,086.9 1,086.9 1,035.2 59.1 121.0 233.8 139.5 AIC per ounce of gold sold US$/oz June 2026 2,125 1,986 1,945 1,616 338 2,725 2,223 June 2025 1,957 1,844 1,833 443 2,328 2,035 1,770 39 GOLD FIELDS H1 Results 2026 All-in cost continued World Gold Council Industry Standard Figures in millions unless otherwise stated Australia Corporate and projects Discontinued Agnew St Ives Granny Smith Gruyere1 Damang Cost of sales before gold inventory change and amortisation and depreciation June 2026 (160.1) (298.9) (153.8) (163.2) — (86.4) June 2025 (120.5) (203.2) (122.9) (71.6) — (57.3) Gold inventory change (cash) June 2026 (2.7) 14.2 (4.7) (10.4) — (2.4) June 2025 7.1 17.1 6.0 5.0 — (34.5) Royalties June 2026 (11.7) (19.5) (16.7) (14.2) — (5.5) June 2025 (8.5) (13.1) (10.3) (5.5) — (8.0) Community/social responsibility costs June 2026 — — — — — (0.3) June 2025 — — — — — (0.7) Non-cash remuneration – share-based payments June 2026 (1.0) (1.5) (1.0) (0.9) (7.7) — June 2025 (0.6) (0.8) (0.7) (0.4) (3.4) — Cash remuneration (long-term incentive plan) June 2026 0.6 0.4 1.5 (0.1) (2.2) (0.1) June 2025 (0.8) (1.6) (1.3) (0.4) (2.6) (0.5) Other June 2026 — — — — (5.7) — June 2025 — — — — (9.3) — By-product credits June 2026 0.6 1.8 0.2 2.2 — 0.1 June 2025 0.3 0.7 0.1 0.5 — 0.1 Rehabilitation amortisation and interest June 2026 (1.6) (3.0) (1.6) (1.7) — — June 2025 (1.5) (2.1) (1.5) (1.1) — (4.0) Sustaining capital expenditure June 2026 (39.5) (71.2) (73.0) (176.5) (1.8) — June 2025 (18.8) (61.9) (54.8) (55.8) (0.8) 2.7 Lease payments June 2026 (13.6) (10.0) (8.7) (13.2) (1.4) — June 2025 (11.3) (9.5) (8.3) (5.7) (1.1) (3.6) Exploration, feasibility and evaluation costs June 2026 — — — — — — June 2025 — — — — — (1.2) AISC June 2026 (228.9) (387.6) (257.9) (378.0) (18.8) (94.5) June 2025 (154.5) (274.5) (193.8) (135.0) (17.1) (107.0) Non-cash remuneration – share-based payments June 2026 — — — — (1.0) — June 2025 — — — — (0.3) — Cash remuneration (long-term incentive plan) June 2026 — — — — — — June 2025 — — — — — — Lease payments June 2026 — — — — (7.1) — June 2025 — — — — (4.6) — Exploration, feasibility and evaluation costs June 2026 (8.5) (10.8) (4.1) (0.1) (138.5) — June 2025 (5.6) (15.8) (1.8) — (94.8) — Non-sustaining capital expenditure June 2026 (8.0) (52.0) (0.2) (0.8) (4.8) — June 2025 (24.1) (59.3) (2.2) — (6.0) — Total AIC June 2026 (245.4) (450.4) (262.1) (378.8) (170.2) (94.5) June 2025 (184.2) (349.6) (197.8) (135.0) (122.8) (107.0) Total AISC June 2026 (228.9) (387.6) (257.9) (378.0) (18.8) (94.5) June 2025 (154.5) (274.5) (193.8) (135.0) (17.1) (107.0) Gold only ounces sold – (000 ounces) June 2026 102.6 169.8 144.3 122.7 — 22.7 June 2025 112.5 168.7 128.7 71.9 — 51.7 AISC per ounce of gold sold US$/oz June 2026 2,231 2,283 1,787 3,081 — 4,166 June 2025 1,373 1,627 1,506 1,878 — 2,070 Total AIC June 2026 (245.4) (450.4) (262.1) (378.8) (170.2) (94.5) June 2025 (184.2) (349.6) (197.8) (135.0) (122.8) (107.0) Gold only ounces sold – (000 ounces) June 2026 102.6 169.8 144.3 122.7 — 22.7 June 2025 112.5 168.7 128.7 71.9 — 51.7 AIC per ounce of gold sold US$/oz June 2026 2,391 2,653 1,816 3,088 — 4,166 June 2025 1,637 2,072 1,537 1,878 — 2,070 1 Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward 40 GOLD FIELDS H1 Results 2026

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

		United States Dollar						
			Total Mine Operations	Total Mine Operations	Peru	Chile	Ghana	South Africa
Figures in millions unless otherwise stated		Total Group	including Discontinued Operations	excluding Discontinued Operations	Cerro Corona	Salares Norte	Tarkwa	South Deep
AISC (per table on page 38)	**June 2026**	**(2,318.3)**	**(2,299.5)**	**(2,205.0)**	**(40.2)**	**(78.3)**	**(514.8)**	**(319.3)**
	June 2025	(1,827.8)	(1,810.7)	(1,703.7)	(18.8)	(204.3)	(475.8)	(247.0)
Add back by-product credits	**June 2026**	**(326.7)**	**(326.7)**	**(326.6)**	**(119.0)**	**(201.1)**	**(0.9)**	**(0.8)**
	June 2025	(120.7)	(120.7)	(120.6)	(109.0)	(8.6)	(0.9)	(0.5)
AISC gross of by-product credits	**June 2026**	**(2,645.0)**	**(2,626.2)**	**(2,531.6)**	**(159.2)**	**(279.3)**	**(515.7)**	**(320.1)**
	June 2025	(1,948.6)	(1,931.4)	(1,824.3)	(127.9)	(212.9)	(476.6)	(247.5)
Gold-equivalent ounces sold	**June 2026**	**1,291.8**	**1,291.8**	**1,269.1**	**56.0**	**333.8**	**192.7**	**147.2**
	June 2025	1,125.8	1,125.8	1,074.1	95.2	123.8	233.8	139.5
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2026**	**2,048**	**2,033**	**1,995**	**2,846**	**837**	**2,676**	**2,174**
	June 2025	1,731	1,716	1,698	1,343	1,720	2,039	1,774
AIC (per table on page 38)	**June 2026**	**(2,603.0)**	**(2,432.8)**	**(2,338.2)**	**(50.6)**	**(98.5)**	**(525.1)**	**(327.4)**
	June 2025	(2,127.1)	(2,004.3)	(1,897.3)	(26.2)	(281.8)	(475.8)	(247.0)
Add back by-product credits	**June 2026**	**(326.7)**	**(326.7)**	**(326.6)**	**(119.0)**	**(201.1)**	**(0.9)**	**(0.8)**
	June 2025	(120.7)	(120.7)	(120.6)	(109.0)	(8.6)	(0.9)	(0.5)
AIC gross of by-product credits	**June 2026**	**(2,929.7)**	**(2,759.5)**	**(2,664.9)**	**(169.7)**	**(299.5)**	**(526.0)**	**(328.2)**
	June 2025	(2,247.8)	(2,125.0)	(2,017.9)	(135.2)	(290.4)	(476.6)	(247.5)
Gold-equivalent ounces sold	**June 2026**	**1,291.8**	**1,291.8**	**1,269.1**	**56.0**	**333.8**	**192.7**	**147.2**
	June 2025	1,125.8	1,125.8	1,074.1	95.2	123.8	233.8	139.5
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2026**	**2,268**	**2,136**	**2,100**	**3,032**	**897**	**2,730**	**2,229**
	June 2025	1,997	1,888	1,879	1,420	2,345	2,039	1,774

41 **GOLD FIELDS** H1 Results 2026

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold continued

World Gold Council Industry Standard

Figures in millions unless otherwise stated		United States Dollar					
		Australia				Corporate and projects	Discontinued
		Agnew	St Ives	Granny Smith	Gruyere[1]		Damang
AISC (per table on page 39)	**June 2026**	**(228.9)**	**(387.6)**	**(257.9)**	**(378.0)**	**(18.8)**	**(94.5)**
	June 2025	(154.5)	(274.5)	(193.8)	(135.0)	(17.1)	(107.0)
Add back by-product credits	**June 2026**	**(0.6)**	**(1.8)**	**(0.2)**	**(2.2)**	**–**	**(0.1)**
	June 2025	(0.3)	(0.7)	(0.1)	(0.5)	–	(0.1)
AISC gross of by-product credits	**June 2026**	**(229.5)**	**(389.4)**	**(258.1)**	**(380.2)**	**(18.8)**	**(94.6)**
	June 2025	(154.8)	(275.2)	(193.9)	(135.5)	(17.1)	(107.1)
Gold-equivalent ounces sold	**June 2026**	**102.6**	**169.8**	**144.3**	**122.7**	**–**	**22.7**
	June 2025	112.5	168.7	128.7	71.9	–	51.7
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2026**	**2,237**	**2,293**	**1,789**	**3,099**	**–**	**4,170**
	June 2025	1,376	1,631	1,507	1,885	–	2,072
AIC (per table on page 39)	**June 2026**	**(245.4)**	**(450.4)**	**(262.1)**	**(378.8)**	**(170.2)**	**(94.5)**
	June 2025	(184.2)	(349.6)	(197.8)	(135.0)	(122.8)	(107.0)
Add back by-product credits	**June 2026**	**(0.6)**	**(1.8)**	**(0.2)**	**(2.2)**	**–**	**(0.1)**
	June 2025	(0.3)	(0.7)	(0.1)	(0.5)	–	(0.1)
AIC gross of by-product credits	**June 2026**	**(246.0)**	**(452.2)**	**(262.4)**	**(381.0)**	**(170.2)**	**(94.6)**
	June 2025	(184.5)	(350.3)	(197.9)	(135.5)	(122.8)	(107.1)
Gold-equivalent ounces sold	**June 2026**	**102.6**	**169.8**	**144.3**	**122.7**	**–**	**22.7**
	June 2025	112.5	168.7	128.7	71.9	–	51.7
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**June 2026**	**2,397**	**2,663**	**1,818**	**3,106**	**–**	**4,170**
	June 2025	1,640	2,076	1,538	1,885	–	2,072

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

42 **GOLD FIELDS** H1 Results 2026

Underground and surface

Ounces with metric tonnes and grade		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	Australia				Discontinued
				Cerro Corona	Salares Norte	Tarkwa	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]	Damang
Tonnes mined (000 tonnes)												
– underground ore	**June 2026**	**3,168**	**3,168**	**–**	**–**	**–**	**878**	**564**	**1,023**	**702**	**–**	**–**
	June 2025	3,225	3,225	–	–	–	827	549	1,141	708	–	–
– underground waste	**June 2026**	**1,297**	**1,297**	**–**		**–**	**121**	**436**	**515**	**225**	**–**	**–**
	June 2025	1,395	1,395	–	–	–	154	478	500	264	–	–
– surface ore	**June 2026**	**11,651**	**10,872**	**–**	**2,359**	**4,004**	**–**	**–**	**1,194**	**–**	**3,315**	**779**
	June 2025	16,997	16,987	7,024	930	5,552	–	–	1,114	–	2,367	10
– total	**June 2026**	**16,116**	**15,337**	**–**	**2,359**	**4,004**	**999**	**1,001**	**2,732**	**927**	**3,315**	**779**
	June 2025	21,617	21,607	7,024	930	5,552	981	1,027	2,755	971	2,367	10
Grade mined (grams per tonne)												
– underground ore	**June 2026**	**5.2**	**5.2**	**–**	**–**	**–**	**5.5**	**5.7**	**3.9**	**6.4**	**–**	**–**
	June 2025	5.2	5.2	–	–	–	6.0	6.3	3.6	6.1	–	–
– surface ore	**June 2026**	**1.8**	**1.9**	**–**	**4.7**	**1.2**	**–**	**–**	**1.3**	**–**	**0.9**	**0.8**
	June 2025	1.2	1.2	0.6	4.9	1.1	–	–	2.0	–	1.1	0.8
– total	**June 2026**	**2.5**	**2.6**	**–**	**4.7**	**1.2**	**4.8**	**5.7**	**2.5**	**6.4**	**0.9**	**0.8**
	June 2025	1.8	1.8	0.6	4.9	1.1	5.1	6.3	2.8	6.1	1.1	0.8
Gold mined (000 ounces)												
– underground ore	**June 2026**	**530.2**	**530.2**	**–**	**–**	**–**	**155.2**	**102.8**	**128.1**	**144.1**	**–**	**–**
	June 2025	543.6	543.6	–	–	–	160.4	111.3	132.0	139.8	–	–
– surface ore	**June 2026**	**677.6**	**658.7**	**–**	**360.2**	**149.7**	**–**	**–**	**49.7**	**–**	**99.2**	**18.8**
	June 2025	647.7	647.4	144.2	146.9	204.8	–	–	71.5	–	80.0	0.2
– total	**June 2026**	**1,207.7**	**1,188.9**	**–**	**360.2**	**149.7**	**155.2**	**102.8**	**177.7**	**144.1**	**99.2**	**18.8**
	June 2025	1,191.3	1,191.0	144.2	146.9	204.8	160.4	111.3	203.5	139.8	80.0	0.2

Ore milled/treated (000 tonnes)												
– underground ore	**June 2026**	**3,208**	**3,208**	**–**	**–**	**–**	**861**	**624**	**954**	**770**	**–**	**–**
	June 2025	3,232	3,232	–	–	–	788	598	1,141	705	–	–
– underground waste	**June 2026**	**71**	**71**	**–**	**–**	**–**	**71**	**–**	**–**	**–**	**–**	**–**
	June 2025	126	126	–	–	–	126	–	–	–	–	–
– surface ore	**June 2026**	**19,001**	**17,668**	**3,186**	**1,035**	**7,045**	**539**	**–**	**1,211**	**–**	**4,652**	**1,333**
	June 2025	17,535	15,208	3,276	469	7,441	620	–	1,153	–	2,249	2,327
– total	**June 2026**	**22,281**	**20,947**	**3,186**	**1,035**	**7,045**	**1,470**	**624**	**2,165**	**770**	**4,652**	**1,333**
	June 2025	20,893	18,566	3,276	469	7,441	1,534	598	2,294	705	2,249	2,327
Yield (grams per tonne)												
– underground ore	**June 2026**	**5.0**	**5.0**	**–**	**–**	**–**	**5.4**	**5.1**	**3.8**	**6.0**	**–**	**–**
	June 2025	5.1	5.1	–	–	–	5.9	6.3	3.3	5.9	–	–
– surface ore	**June 2026**	**1.3**	**1.3**	**0.6**	**10.1**	**0.8**	**0.1**	**–**	**1.4**	**–**	**0.8**	**0.5**
	June 2025	1.1	1.2	0.9	8.2	1.0	0.1	–	1.7	–	1.0	0.7
– combined	**June 2026**	**1.8**	**1.9**	**0.6**	**10.1**	**0.8**	**3.2**	**5.1**	**2.4**	**6.0**	**0.8**	**0.5**
	June 2025	1.7	1.9	0.9	8.2	1.0	3.1	6.3	2.5	5.9	1.0	0.7
Gold produced (000 ounces)												
– underground ore	**June 2026**	**515.4**	**515.4**	**–**	**–**	**–**	**148.8**	**102.8**	**116.3**	**147.4**	**–**	**–**
	June 2025	526.2	526.2	–	–	–	150.7	121.5	120.2	133.8	–	–
– surface ore	**June 2026**	**783.2**	**761.1**	**56.9**	**336.9**	**191.9**	**2.2**	**–**	**53.5**	**–**	**119.7**	**22.1**
	June 2025	644.5	592.8	97.4	123.6	232.9	2.4	–	64.3	–	72.1	51.7
– total	**June 2026**	**1,298.5**	**1,276.5**	**56.9**	**336.9**	**191.9**	**151.0**	**102.8**	**169.8**	**147.4**	**119.7**	**22.1**
	June 2025	1,170.7	1,118.9	97.4	123.6	232.9	153.1	121.5	184.5	133.8	72.1	51.7

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

43 **GOLD FIELDS** H1 Results 2026

Review of operations

Quarter ended 30 June 2026 compared with quarter ended 31 March 2026

Figures may not add as they are rounded independently.

Gruyere

		June 2026	March 2026	% Variance
Ore mined	000 tonnes	**1,878**	1,438	31
Waste (Capital)	000 tonnes	**9,436**	10,003	(6)
Waste (Operational)	000 tonnes	**1,081**	314	244
Total waste mined	000 tonnes	**10,517**	10,317	2
Total tonnes mined	000 tonnes	**12,395**	11,755	5
Grade mined	g/t	**0.97**	0.88	10
Gold mined	000'oz	**58.5**	40.7	44
Strip ratio	waste/ ore	**5.6**	7.2	(22)
Tonnes milled	000 tonnes	**2,320**	2,332	(1)
Yield	g/t	**0.89**	0.71	25
Gold produced	000'oz	**66.5**	53.2	25
Gold sold	000'oz	**67.3**	55.3	22
AISC	A$/oz	**4,419**	4,343	2
	US$/oz	**3,131**	3,021	4
AIC	A$/oz	**4,434**	4,345	2
	US$/oz	**3,142**	3,022	4
Sustaining capital expenditure	A$m	**140.8**	110.3	28
	US$m	**99.7**	76.7	30
Non-sustaining capital expenditure	A$m	**1.0**	0.1	900
	US$m	**0.7**	0.1	600
Total capital expenditure	A$m	**141.8**	110.4	28
	US$m	**100.4**	76.8	31

Gold production increased by 25% to 66,500oz in the June quarter from 53,200oz in the March quarter due to increased availability of fresh rock during the June quarter. March quarter production was affected by a significant rainfall event, which disrupted ex-pit production for approximately four weeks.

AIC increased by 2% to A$4,434/oz (US$3,142/oz) in the June quarter from A$4,345/oz (US$3,022/oz) in the March quarter mainly due to increased production costs, driven by higher ore and operational waste mined, along with increased capital expenditure, partially offset by higher gold sales.

Total capital expenditure increased by 28% to A$142m (US$101m) in the June quarter from A$110m (US$77m) in the March quarter, primarily due to increased pre-strip mining at stage 6 of the Gruyere pit, together with the purchase of two new excavators.

44 GOLD FIELDS H1 Results 2026

Review of operations continued

Granny Smith

		June 2026	March 2026	% Variance
Underground ore mined	000 tonnes	**345**	357	(3)
Underground waste mined	000 tonnes	**140**	86	63
Total tonnes mined	000 tonnes	**485**	443	9
Grade mined – underground	g/t	**6.47**	6.30	3
Gold mined	000'oz	**71.7**	72.4	(1)
Tonnes milled	000 tonnes	**358**	412	(13)
Yield	g/t	**6.03**	5.89	2
Gold produced	000'oz	**69.4**	78.0	(11)
Gold sold	000'oz	**66.3**	78.0	(15)
AISC	A$/oz	**2,841**	2,289	24
	US$/oz	**2,016**	1,592	27
AIC	A$/oz	**2,889**	2,326	24
	US$/oz	**2,050**	1,618	27
Sustaining capital expenditure	A$m	**65.2**	38.6	69
	US$m	**46.1**	26.9	71
Non-sustaining capital expenditure	A$m	**0.2**	0.1	100
	US$m	**0.1**	0.1	–
Total capital expenditure	A$m	**65.4**	38.7	69
	US$m	**46.2**	27.0	71

Gold production decreased by 11% to 69,400oz in the June quarter from 78,000oz in the March quarter mainly due to a decrease in tonnes processed attributable to decreased ore mined. Ore extraction was primarily focused in the Z120 and Z135 areas, where increased volumes of higher-grade ore were mined.

AIC increased by 24% to A$2,889/oz (US$2,050/oz) in the June quarter from A$2,326/oz (US$1,618/oz) in the March quarter, mainly due to increased capital expenditure combined with a decrease in gold sold.

Total capital expenditure increased by 69% to A$65m (US$46m) in the June quarter from A$39m (US$27m) in the March quarter, with A$30m (US$21m) spent on development in the Z135 mining area and A$15m (US$10m) spent on the Wallaby Enabling Infrastructure Project.

The Wallaby Enabling Infrastructure Project represents a major investment in the long-term sustainability of the Wallaby underground mine, with total expenditure of A$465 million US$330 million) scheduled to be spent over the next two years. The project will deliver integrated ventilation, cooling and power infrastructure required to sustain safe and productive mining operations at increasing depth within the mine.

45 GOLD FIELDS H1 Results 2026

Review of operations continued

St Ives

		June 2026	March 2026	% Variance
Underground				
Ore mined	000 tonnes	**508**	515	(1)
Waste mined	000 tonnes	**251**	264	(5)
Total tonnes mined	000 tonnes	**759**	779	(3)
Grade mined	g/t	**4.39**	3.40	29
Gold mined	000'oz	**71.8**	56.3	28
Surface				
Ore mined	000 tonnes	**766**	428	79
Waste (Capital)	000 tonnes	**757**	1,411	(46)
Waste (Operational)	000 tonnes	**1,126**	157	617
Total waste mined	000 tonnes	**1,883**	1,568	20
Total tonnes mined	000 tonnes	**2,649**	1,996	33
Grade mined	g/t	**1.04**	1.76	(41)
Gold mined	000'oz	**25.5**	24.2	5
Strip ratio	waste/ ore	**2.5**	3.7	(32)
Total (underground and surface)				
Total ore mined	000 tonnes	**1,275**	943	35
Total grade mined	g/t	**2.37**	2.65	(11)
Total tonnes mined	000 tonnes	**3,408**	2,775	23
Total gold mined	000'oz	**97.3**	80.5	21
Tonnes milled	000 tonnes	**1,018**	1,147	(11)
Yield – underground	g/t	**4.46**	3.25	37
Yield – surface	g/t	**1.29**	1.45	(11)
Yield – combined	g/t	**2.63**	2.27	16
Gold produced	000'oz	**86.1**	83.7	3
Gold sold	000'oz	**86.1**	83.7	3
AISC	A$/oz	**3,495**	2,995	17
	US$/oz	**2,477**	2,083	19
AIC	A$/oz	**3,978**	3,566	12
	US$/oz	**2,820**	2,480	14
Sustaining capital expenditure	A$m	**60.5**	40.8	48
	US$m	**42.8**	28.4	51
Non-sustaining capital expenditure	A$m	**34.7**	39.2	(11)
	US$m	**24.7**	27.3	(10)
Total capital expenditure	A$m	**95.2**	80.0	19
	US$m	**67.5**	55.7	21

Gold production increased by 3% to 86,100oz in the June quarter from 83,700oz in the March quarter due to increased grade of ore mined from Hamlet underground mine, which resulted in a higher yield achieved. Ore mined from surface sources increased in the June quarter, with Santa Ana open pit transitioning from pre-strip to ore production.

AIC increased by 12% to A$3,978/oz (US$2,820/oz) in the June quarter from A$3,566/oz US$2,480/oz) in the March quarter, mainly due to increased production costs, driven by increased ore mined at Santa Ana open pit, along with increased capital expenditure, partially offset by higher gold sales.

Total capital expenditure increased by 19% to A$95m (US$68m) in the June quarter from A$80m (US$56m) in the March quarter. Expenditure for the June quarter included A$6m (US$4m) for the fresh air ventilation project at the Invincible underground mine, A$9m (US$6m) for the purchase of a replacement mill motor, and A$11m (US$8m) for the Renewables Power Project.

46 GOLD FIELDS H1 Results 2026

Review of operations continued

Agnew

		June 2026	March 2026	% Variance
Underground ore mined	000 tonnes	**282**	282	—
Underground waste mined	000 tonnes	**214**	222	(4)
Total tonnes mined	000 tonnes	**496**	504	(2)
Grade mined – underground	g/t	**6.43**	4.90	31
Gold mined	000'oz	**58.4**	44.5	31
Tonnes milled	000 tonnes	**328**	296	11
Yield – underground	g/t	**5.46**	4.77	14
Gold produced	000'oz	**57.5**	45.4	27
Gold sold	000'oz	**56.7**	45.9	24
AISC	A$/oz	**3,068**	3,307	(7)
	US$/oz	**2,175**	2,300	(5)
AIC	A$/oz	**3,256**	3,584	(9)
	US$/oz	**2,309**	2,493	(7)
Sustaining capital expenditure	A$m	**30.5**	25.7	19
	US$m	**21.6**	17.9	21
Non-sustaining capital expenditure	A$m	**5.3**	6.1	(13)
	US$m	**3.7**	4.2	(12)
Total capital expenditure	A$m	**35.8**	31.8	13
	US$m	**25.3**	22.1	14

Gold production increased by 27% to 57,500oz in the June 2026 quarter from 45,400oz in the March 2026 quarter due to increased grade of ore mined at Redeemer.

AIC decreased by 9% to A$3,256/oz (US$2,309/oz) in the June quarter from A$3,584/oz (US$2,493/oz) in the March quarter mainly due to increased gold sold partially offset by increased capital expenditure.

Total capital expenditure increased by 13% to A$36m (US$25m) in the June quarter from A$32m (US$22m) in the March quarter with increased expenditure on underground and process plant infrastructure projects.

47 GOLD FIELDS H1 Results 2026

Review of operations continued

South Deep

		June 2026	March 2026	% Variance
Ore mined	000 tonnes	**443**	435	2
Waste mined	000 tonnes	**60**	60	—
Total tonnes	000 tonnes	**503**	495	2
Grade mined – underground reef	g/t	**5.37**	5.63	(5)
Grade mined – underground total	g/t	**4.73**	4.94	(4)
Gold mined	kg	**2,381**	2,446	(3)
	000'oz	**76.5**	78.6	(3)
Development	m	**2,659**	2,538	5
Secondary support	m	**3,473**	2,918	19
Backfill	m^3	**135,347**	180,528	(25)
Ore milled – underground reef	000 tonnes	**430**	430	—
Ore milled – underground waste	000 tonnes	**29**	42	(31)
Total underground tonnes milled	000 tonnes	**459**	472	(3)
Ore milled – surface	000 tonnes	**217**	322	(33)
Total tonnes milled	000 tonnes	**676**	794	(15)
Yield – underground reef	g/t	**5.45**	5.30	3
Surface yield	g/t	**0.15**	0.12	25
Total yield	g/t	**3.52**	2.92	21
Gold produced	kg	**2,380**	2,318	3
	000'oz	**76.5**	74.5	3
Gold sold	kg	**2,398**	2,182	10
	000'oz	**77.1**	70.1	10
AISC	R/kg	**1,152,938**	1,134,920	2
	US$/oz	**2,177**	2,160	1
AIC	R/kg	**1,178,231**	1,167,452	1
	US$/oz	**2,225**	2,222	—
Sustaining capital expenditure	Rm	**428.6**	425.8	1
	US$m	**26.0**	26.1	—
Non-sustaining capital expenditure	Rm	**60.6**	71.0	(15)
	US$m	**3.7**	4.3	(14)
Total capital expenditure	Rm	**489.3**	496.8	(2)
	US$m	**29.7**	30.4	(2)

Gold production increased by 3% to 2,380kg (76,5koz) in the June quarter compared with 2,318kg (74.5koz) in the March quarter. This improvement was primarily driven by higher contributions from destress mining volumes, and grade improvements in both development and destress, which are influenced by mining sequence. As destress cuts advanced into reef horizons, waste mining decreased by 31% compared to the March quarter. Surface tonnes milled decreased by 33% from 322kt in the March quarter to 217kt in the June quarter due to scheduled maintenance associated with the thickened tailings project, which is aimed at reducing the volume of water reporting to the tailings storage facility. Backfill volumes placed decreased by 25% during the quarter, as available voids were largely filled in the March 2026 quarter. Backfill placement is expected to increase in the September 2026 quarter as additional voids become available for filling.

AIC R/kg increased by 1% to R1,178,231/kg (US$2,225/oz) due to higher royalty cost linked to higher revenue and net profit, and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold (10% increase quarter on quarter).

Total capital expenditure decreased by 2% to R489m (US$30m) in the June 2026 quarter from R497m (US$30m) in the March 2026 quarter.

48 GOLD FIELDS H1 Results 2026

Review of operations continued

Damang

		June 2026	March 2026	% Variance
Ore mined	000 tonnes	**101**	677	(85)
Waste (Operational)	000 tonnes	**821**	5,280	(84)
Total tonnes mined	000 tonnes	**922**	5,957	(85)
Strip ratio	waste/ ore	**8.1**	7.8	4
Grade mined	g/t	**0.78**	0.75	4
Gold mined	000'oz	**2.5**	16.3	(85)
Tonnes milled	000 tonnes	**186**	1,147	(84)
Yield	g/t	**0.51**	0.52	(2)
Gold produced	000'oz	**3.1**	19.0	(84)
Gold sold	000'oz	**3.1**	19.6	(84)
AISC	US$/oz	**8,192**	3,537	132
AIC	US$/oz	**8,192**	3,537	132

The Damang mine was formally transferred to the Government of Ghana on 18 April 2026 following the expiry of the 12-month mining lease that was granted to Gold Fields in April 2025. As a result of the transfer, comparisons to prior periods are not on a like for like basis.

Gold production decreased by 84% to 3,100oz in the June quarter from 19,000oz in the March quarter due to lower milled tonnes. Tonnes milled decreased by 84% to 186kt in the June quarter from 1,147kt in the March quarter due to cessation of operations on 17 April 2026.

AIC increased by 132% to US$8,192/oz in the June quarter from US$3,537/oz in the March quarter mainly due to lower gold sold partly offset by lower operating cost and royalties. Gold sold decreased by 84% to 3,100oz in the June quarter from 19,600oz in the quarter due to lower gold produced.

49 GOLD FIELDS H1 Results 2026

Review of operations continued

Tarkwa

		June 2026	March 2026	% Variance
Ore mined	000 tonnes	**2,469**	1,535	61
Waste (Capital)	000 tonnes	**8,665**	15,697	(45)
Waste (Operational)	000 tonnes	**10,889**	6,948	57
Total waste mined	000 tonnes	**19,554**	22,645	(14)
Total tonnes mined	000 tonnes	**22,023**	24,180	(9)
Strip ratio	waste/ ore	**7.9**	14.7	(46)
Grade mined	g/t	**1.09**	1.29	(16)
Gold mined	000'oz	**86.2**	63.4	36
Tonnes milled	000 tonnes	**3,621**	3,423	6
Yield	g/t	**0.84**	0.86	(2)
Gold produced	000'oz	**97.5**	94.4	3
Gold sold	000'oz	**97.4**	95.3	2
AISC	US$/oz	**2,376**	2,973	(20)
AIC	US$/oz	**2,482**	2,973	(17)
Sustaining capital expenditure	US$m	**62.5**	95.8	(35)
Non-sustaining capital expenditure	US$m	**10.3**	—	100
Total capital expenditure	US$m	**72.8**	95.8	(24)

Gold production increased by 3% to 97,500oz in the June quarter from 94,400oz in the March quarter due to higher milled tonnes. Tonnes milled increased by 6% to 3,621kt in the June quarter from 3,423kt in the March quarter due to higher plant availability and utilisation in the June quarter.

AIC decreased by 17% to US$2,482/oz in the June quarter from US$2,973/oz in the March quarter mainly due to lower GIP cost and lower capital expenditure.

GIP cost decreased by 138% to a credit of US$14.6m in the June quarter from a cost of US$38.3m in the March quarter mainly due to addition of 0.15Mt to run of mine (ROM) stockpile in the June quarter compared to a depletion of 1.59Mt in the March quarter.

Total capital expenditure decreased by 24% to US$73m in the June quarter from US$96m in the March quarter mainly due to lower capital waste tonnes mined in the June quarter.

50 GOLD FIELDS H1 Results 2026

Review of operations continued

Salares Norte

		June 2026	March 2026	% Variance
Ore mined	000 tonnes	**1,491**	868	72
Waste (capital)	000 tonnes	**2,323**	1,231	89
Waste (operational)	000 tonnes	**1,877**	3,141	(40)
Total waste mined	000 tonnes	**4,200**	4,372	(4)
Total tonnes mined	000 tonnes	**5,691**	5,240	9
Strip ratio	waste/ ore	**2.82**	5.04	(44)
Grade mined – gold	g/t	**5.15**	4.05	27
Grade mined – silver	g/t	**85.51**	62.54	37
Gold mined	000'oz	**247.1**	113.1	118
Silver mined	000'oz	**4,098**	1,745	135
Tonnes milled	000 tonnes	**530**	505	5
Gold recoveries	per cent	**93**	91	2
Silver recoveries	per cent	**80**	81	(1)
Yield – gold	g/t	**8.6**	9.1	(5)
– silver	g/t	**63.4**	90.7	(30)
– combined	eq g/t	**9.6**	10.7	(10)
Gold produced	000'oz	**146.1**	148.2	(1)
Silver produced	000'oz	**1,079.9**	1,473.2	(27)
Total equivalent gold produced	000' eq oz	**163.7**	173.3	(6)

Gold and silver production for the June 2026 quarter were 146,100oz and 1,079,900oz, respectively. Gold-equivalent production decreased by 6% to 163,700eqoz in the June quarter from 173,300eqoz in the March quarter, mainly due to lower silver production, while gold production remained similar. Tonnes milled increased by 5%, and gold recovery improved to 93%.

During the June quarter, the operation remained focused on delivering the production plan and advancing winter-readiness and plant reliability initiatives to support stable performance through the winter season.

AIC increased by 210% to US$511/oz in the June quarter from US$165/oz in the March 2026 quarter, mainly reflecting lower silver by-product credits and higher capital expenditure.

Total capital expenditure increased by 33% to US$27m in the June quarter from US$20m in the March 2026 quarter, primarily due to higher expenditure on AA pre-stripping activities as well as winter-readiness and plant reliability initiatives.

Total equivalent gold sold	000' eq oz	**162.8**	171.0	(5)
AISC	US$/oz	**436**	102	327
AISC	US$/ eq oz	**876**	800	10
AIC	US$/oz	**511**	165	210
AIC	US$/ eq oz	**943**	854	10
Sustaining capital expenditure	US$m	**19.2**	17.0	13
Non-sustaining expenditure	US$m	**7.6**	3.1	145
Total capital expenditure	US$m	**26.8**	20.1	33

51 GOLD FIELDS H1 Results 2026

Review of operations continued

Cerro Corona

		June 2026	March 2026	% Variance
Tonnes milled	000 tonnes	**1,592**	1,594	—
Gold recovery	per cent	**67.5**	68.7	(2)
Copper recovery	per cent	**82.8**	85.5	(3)
Yield – gold	g/t	**0.33**	0.32	3
– silver	per cent	**0.29**	0.29	—
– combined	eq g/t	**3.52**	0.54	552
Gold produced	000'oz	**16.0**	16.0	—
Copper produced	tonnes	**4,489**	4,441	1
Total equivalent gold produced	000' eq oz	**29.2**	27.7	5
Total equivalent gold sold	000' eq oz	**26.1**	29.9	(13)
AISC	US$/oz	**1,412**	1,179	20
AISC	US$/ eq oz	**3,015**	2,698	12
AIC	US$/oz	**1,928**	1,360	42
AIC	US$/ eq oz	**3,294**	2,802	18
Sustaining capital expenditure	US$m	**0.6**	(0.2)	(400)
Non-sustaining capital expenditure	US$m	**4.1**	1.4	193
Total capital expenditure	US$m	**4.7**	1.2	292

Gold-equivalent production increased by 5% to 29,200oz in the June quarter from 27,700oz in the March quarter, mainly due to slightly higher gold and copper grades processed, in line with the rehandle sequence of stockpiles.

AIC per gold ounce sold increased by 42% to US$1,928/oz in the June quarter from US$1,360/oz in the March quarter, mainly due to lower gold ounces sold, and higher exploration and capital expenditures in the June quarter compared to the March quarter.

Total capital expenditure increased by 292% to US$5m in the June quarter from US$1m in the March quarter, mainly due to the construction activities of the in-pit tailings deposition system after the rainy season, which will be completed in July 2026.

52 GOLD FIELDS H1 Results 2026

Salient features and cost benchmarks

Figures are in millions unless otherwise stated		United States Dollar					South African Rand	
				Peru	Chile	Ghana	South Africa	
		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Cerro Corona	Salares Norte	Tarkwa	South Deep	South Deep
Operating results								
Ore milled/treated (000 tonnes)	**Jun 2026**	**10,631**	**10,444**	**1,592**	**530**	**3,621**	**676**	**676**
	Mar 2026	11,650	10,503	1,594	505	3,423	794	794
	Jun 2025	10,735	9,562	1,674	296	3,802	824	824
Yield (grams per tonne)	**Jun 2026**	**1.9**	**1.9**	**0.6**	**9.6**	**0.8**	**3.5**	**3.5**
	Mar 2026	1.7	1.9	0.5	10.7	0.9	2.9	2.9
	Jun 2025	1.7	1.9	1.0	7.7	0.9	3.1	3.1
Gold produced (000 managed equivalent ounces)	**Jun 2026**	**649.4**	**646.4**	**29.2**	**163.7**	**97.5**	**76.5**	**2,380**
	Mar 2026	649.1	630.1	27.7	173.3	94.4	74.5	2,318
	Jun 2025	602.0	576.0	51.8	73.4	106.6	81.0	2,518
Gold produced (000 attributable equivalent ounces)	**Jun 2026**	**634.0**	**631.2**	**29.1**	**163.7**	**87.7**	**71.2**	**2,216**
	Mar 2026	632.5	615.4	27.5	173.3	85.0	69.4	2,158
	Jun 2025	585.6	562.2	51.6	73.4	95.9	78.1	2,428
Gold sold (000 managed equivalent ounces)	**Jun 2026**	**642.9**	**639.8**	**26.1**	**162.8**	**97.4**	**77.1**	**2,398**
	Mar 2026	648.9	629.3	29.9	171.0	95.3	70.1	2,182
	Jun 2025	558.7	532.7	50.3	72.8	104.6	72.1	2,243
Cost of sales before amortisation and depreciation (million)	**Jun 2026**	**(848.8)**	**(824.4)**	**(64.0)**	**(85.0)**	**(125.5)**	**(119.0)**	**(1,961.3)**
	Mar 2026	(918.7)	(854.4)	(65.9)	(103.3)	(178.4)	(111.6)	(1,822.9)
	Jun 2025	(602.8)	(558.9)	(48.3)	(38.4)	(156.2)	(90.4)	(1,653.4)
Sustaining capital (million)	**Jun 2026**	**(318.6)**	**(318.6)**	**(0.6)**	**(19.2)**	**(62.5)**	**(26.0)**	**(428.6)**
	Mar 2026	(288.5)	(288.5)	0.2	(17.0)	(95.8)	(26.1)	(425.8)
	Jun 2025	(255.5)	(255.7)	(0.4)	(79.2)	(62.3)	(27.3)	(499.7)
Non-sustaining capital (million)	**Jun 2026**	**(54.9)**	**(54.9)**	**(4.1)**	**(7.6)**	**(10.3)**	**(3.7)**	**(60.6)**
	Mar 2026	(40.4)	(40.4)	(1.4)	(3.1)	—	(4.3)	(71.0)
	Jun 2025	(92.8)	(92.8)	(3.1)	(36.9)	—	—	—
Total capital expenditure (million)	**Jun 2026**	**(373.5)**	**(373.5)**	**(4.7)**	**(26.8)**	**(72.8)**	**(29.7)**	**(489.2)**
	Mar 2026	(328.9)	(328.9)	(1.2)	(20.1)	(95.8)	(30.4)	(496.8)
	Jun 2025	(348.3)	(348.5)	(3.5)	(116.1)	(62.3)	(27.3)	(499.7)
AISC costs (Dollar per ounce)	**Jun 2026**	**1,937**	**1,906**	**1,412**	**436**	**2,376**	**2,177**	**1,152,938**
	Mar 2026	1,818	1,761	1,179	102	2,973	2,160	1,134,920
	Jun 2025	1,730	1,712	424	1,638	2,329	1,801	1,059,492
Total AIC (Dollar per ounce)	**Jun 2026**	**2,055**	**2,024**	**1,928**	**511**	**2,482**	**2,225**	**1,178,231**
	Mar 2026	1,917	1,864	1,360	165	2,973	2,222	1,167,452
	Jun 2025	1,937	1,930	606	2,215	2,329	1,801	1,059,492

Average exchange rates were US$1 = R16.49, US$1 = R16.34 and US$1 = R18.29 for the June 2026, March 2026 and June 2025 quarters
The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.70 and A$1 = 0.64 for the June 2026, March 2026 and June 2025 quarters
Figures may not add as they are rounded independently

53 **GOLD FIELDS** H1 Results 2026

Salient features and cost benchmarks continued

Figures are in millions unless otherwise stated		United States Dollar				Australian Dollar				United States Dollar
		Australia				Australia				Discontinued
		Agnew	St Ives	Granny Smith	Gruyere[1]	Agnew	St Ives	Granny Smith	Gruyere[1]	Damang
Operating results										
Ore milled/treated (000 tonnes)	**Jun 2026**	**328**	**1,018**	**358**	**2,320**	**328**	**1,018**	**358**	**2,320**	**186**
	Mar 2026	296	1,147	412	2,332	296	1,147	412	2,332	1,147
	Jun 2025	323	1,160	364	1,118	323	1,160	364	1,118	1,173
Yield (grams per tonne)	**Jun 2026**	**5.5**	**2.6**	**6.0**	**0.9**	**5.5**	**2.6**	**6.0**	**0.9**	**0.5**
	Mar 2026	4.8	2.3	5.9	0.7	4.8	2.3	5.9	0.7	0.5
	Jun 2025	5.4	2.7	6.1	1.0	5.4	2.7	6.1	1.0	0.7
Gold produced (000 managed equivalent ounces)	**Jun 2026**	**57.5**	**86.1**	**69.4**	**66.5**	**57.5**	**86.1**	**69.4**	**66.5**	**3.1**
	Mar 2026	45.4	83.7	78.0	53.2	45.4	83.7	78.0	53.2	19.0
	Jun 2025	56.1	99.2	71.4	36.5	56.1	99.2	71.4	36.5	26.0
Gold produced (000 attributable equivalent ounces)	**Jun 2026**	**57.5**	**86.1**	**69.4**	**66.5**	**57.5**	**86.1**	**69.4**	**66.5**	**2.8**
	Mar 2026	45.4	83.7	78.0	53.2	45.4	83.7	78.0	53.2	17.1
	Jun 2025	56.1	99.2	71.4	36.5	56.1	99.2	71.4	36.5	23.4
Gold sold (000 managed equivalent ounces)	**Jun 2026**	**56.7**	**86.1**	**66.3**	**67.3**	**56.7**	**86.1**	**66.3**	**67.3**	**3.1**
	Mar 2026	45.9	83.7	78.0	55.3	45.9	83.7	78.0	55.3	19.6
	Jun 2025	50.1	83.5	61.6	37.7	50.1	83.5	61.6	37.7	26.0
Cost of sales before amortisation and depreciation (million)	**Jun 2026**	**(88.6)**	**(155.4)**	**(75.7)**	**(111.2)**	**(125.0)**	**(219.1)**	**(106.4)**	**(156.8)**	**(24.4)**
	Mar 2026	(76.0)	(137.9)	(85.6)	(95.9)	(109.2)	(198.3)	(123.1)	(137.9)	(64.3)
	Jun 2025	(58.1)	(77.2)	(54.4)	(35.8)	(90.7)	(120.1)	(84.8)	(56.0)	(43.9)
Sustaining capital (million)	**Jun 2026**	**(21.6)**	**(42.8)**	**(46.1)**	**(99.7)**	**(30.5)**	**(60.5)**	**(65.2)**	**(140.8)**	**—**
	Mar 2026	(17.9)	(28.4)	(26.9)	(76.7)	(25.7)	(40.8)	(38.6)	(110.3)	—
	Jun 2025	(9.4)	(24.0)	(22.1)	(31.0)	(14.6)	(37.3)	(34.2)	(48.5)	0.1
Non-sustaining capital (million)	**Jun 2026**	**(3.7)**	**(24.7)**	**(0.1)**	**(0.7)**	**(5.3)**	**(34.7)**	**(0.2)**	**(1.0)**	**—**
	Mar 2026	(4.2)	(27.3)	(0.1)	(0.1)	(6.1)	(39.2)	(0.1)	(0.1)	—
	Jun 2025	(17.5)	(34.0)	(1.2)	—	(27.5)	(53.2)	(1.9)	—	—
Total capital expenditure (million)	**Jun 2026**	**(25.3)**	**(67.5)**	**(46.2)**	**(100.4)**	**(35.8)**	**(95.2)**	**(65.4)**	**(141.8)**	**—**
	Mar 2026	(22.1)	(55.7)	(27.0)	(76.8)	(31.8)	(80.0)	(38.7)	(110.4)	—
	Jun 2025	(26.9)	(58.0)	(23.3)	(31.0)	(42.1)	(90.5)	(36.1)	(48.5)	0.1
AISC (Dollar per ounce)	**Jun 2026**	**2,175**	**2,477**	**2,016**	**3,131**	**3,068**	**3,495**	**2,841**	**4,419**	**8,192**
	Mar 2026	2,300	2,083	1,592	3,021	3,307	2,995	2,289	4,343	3,537
	Jun 2025	1,597	1,556	1,468	1,966	2,493	2,424	2,287	3,072	2,070
Total AIC (Dollar per ounce)	**Jun 2026**	**2,309**	**2,820**	**2,050**	**3,142**	**3,256**	**3,978**	**2,889**	**4,434**	**8,192**
	Mar 2026	2,493	2,480	1,618	3,022	3,584	3,566	2,326	4,345	3,537
	Jun 2025	2,018	2,063	1,506	1,937	3,154	3,217	2,346	3,027	2,070

Average exchange rates were US$1 = R16.49, US$1 = R16.34 and US$1 = R18.29 for the June 2026, March 2026 and June 2025 quarters
The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.70 and A$1 = 0.64 for the June 2026, March 2026 and June 2025 quarters
[1] Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward
Figures may not add as they are rounded independently

54 **GOLD FIELDS** H1 Results 2026

Underground and surface

Ounces with metric tonnes and grade		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	Australia				Discontinued
				Cerro Corona	Salares Norte	Tarkwa	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]	Damang
Tonnes mined (000 tonnes)* – underground ore	**Jun 2026**	**1,579**	**1,579**	**–**		**–**	**443**	**282**	**508**	**345**	**–**	**–**
	Mar 2026	1,589	1,589	–	–	–	435	282	515	357	–	–
	Jun 2025	1,607	1,607	–	–	–	411	254	581	361	–	–
– underground waste	**Jun 2026**	**665**	**665**	**–**		**–**	**60**	**214**	**251**	**140**	**–**	**–**
	Mar 2026	632	632	–	–	–	60	222	264	86	–	–
	Jun 2025	700	700	–	–	–	81	246	247	125	–	–
– surface ore	**Jun 2026**	**6,705**	**6,604**	**–**	**1,491**	**2,469**	**–**	**–**	**766**	**–**	**1,878**	**101**
	Mar 2026	4,946	4,269	–	868	1,535	–	–	428	–	1,438	677
	Jun 2025	9,209	9,200	4,273	543	2,499	–	–	681	–	1,204	10
– total	**Jun 2026**	**8,949**	**8,848**	**–**	**1,491**	**2,469**	**503**	**496**	**1,525**	**485**	**1,878**	**101**
	Mar 2026	7,167	6,490	–	868	1,535	495	504	1,207	443	1,438	677
	Jun 2025	11,516	11,507	4,273	543	2,499	492	500	1,509	486	1,204	10
Grade mined (grams per tonne) – underground ore	**Jun 2026**	**5.5**	**5.5**	**–**	**–**	**–**	**5.4**	**6.4**	**4.4**	**6.5**	**–**	**–**
	Mar 2026	4.9	4.9	–	–	–	5.6	4.9	3.4	6.3	–	–
	Jun 2025	5.3	5.3	–	–	–	6.0	6.1	3.7	6.5	–	–
– surface ore	**Jun 2026**	**1.9**	**2.0**	**–**	**5.2**	**1.1**	**–**	**–**	**1.0**	**–**	**1.0**	**0.8**
	Mar 2026	1.6	1.8	–	4.1	1.3	–	–	1.8	–	0.9	0.7
	Jun 2025	1.2	1.2	0.7	5.4	1.1	–	–	2.1	–	1.0	0.8
– total	**Jun 2026**	**2.6**	**2.6**	**–**	**5.2**	**1.1**	**4.7**	**6.4**	**2.4**	**6.5**	**1.0**	**0.8**
	Mar 2026	2.4	2.6	–	4.1	1.3	4.9	4.9	2.7	6.3	0.9	0.7
	Jun 2025	1.8	1.8	0.7	5.4	1.1	5.0	6.1	2.9	6.5	1.0	0.8
Gold mined (000 ounces)* – underground ore	**Jun 2026**	**278.4**	**278.4**	**–**	**–**	**–**	**76.5**	**58.4**	**71.8**	**71.7**	**–**	**–**
	Mar 2026	251.8	251.8	–	–	–	78.6	44.5	56.3	72.4	–	–
	Jun 2025	274.6	274.6	–	–	–	79.7	50.2	69.6	75.1	–	–
– surface ore	**Jun 2026**	**419.9**	**417.3**	**–**	**247.1**	**86.2**	**–**	**–**	**25.5**	**–**	**58.5**	**2.5**
	Mar 2026	257.7	241.4	–	113.1	63.4	–	–	24.2	–	40.7	16.3
	Jun 2025	363.0	362.8	91.2	94.6	90.1	–	–	46.1	–	40.6	0.2
– total	**Jun 2026**	**698.3**	**695.7**	**–**	**247.1**	**86.2**	**76.5**	**58.4**	**97.3**	**71.7**	**58.5**	**2.5**
	Mar 2026	509.5	493.2	–	113.1	63.4	78.6	44.5	80.5	72.4	40.7	16.3
	Jun 2025	637.6	637.4	91.2	94.6	90.1	79.7	50.2	115.7	75.1	40.6	0.2
Ore milled/treated (000 tonnes) – underground ore	**Jun 2026**	**1,547**	**1,547**	**–**	**–**	**–**	**430**	**328**	**431**	**358**	**–**	**–**
	Mar 2026	1,661	1,661	–	–	–	430	296	523	412	–	–
	Jun 2025	1,683	1,683	–	–	–	414	323	581	364	–	–
– underground waste	**Jun 2026**	**29**	**29**	**–**	**–**	**–**	**29**	**–**	**–**	**–**	**–**	**–**
	Mar 2026	42	42	–	–	–	42	–	–	–	–	–
	Jun 2025	81	81	–	–	–	81	–	–	–	–	–
– surface ore	**Jun 2026**	**9,055**	**8,868**	**1,592**	**530**	**3,621**	**217**	**–**	**588**	**–**	**2,320**	**186**
	Mar 2026	9,947	8,800	1,594	505	3,423	322	–	623	–	2,332	1,147
	Jun 2025	8,971	7,798	1,674	296	3,802	329	–	579	–	1,118	1,173
– total	**Jun 2026**	**10,631**	**10,444**	**1,592**	**530**	**3,621**	**676**	**328**	**1,018**	**358**	**2,320**	**186**
	Mar 2026	11,650	10,503	1,594	505	3,423	794	296	1,147	412	2,332	1,147
	Jun 2025	10,735	9,562	1,674	296	3,802	824	323	1,160	364	1,118	1,173
Yield (Grams per tonne) – underground ore	**Jun 2026**	**5.3**	**5.3**	**–**	**–**	**–**	**5.5**	**5.5**	**4.5**	**6.0**	**–**	**–**
	Mar 2026	4.7	4.7	–	–	–	5.3	4.8	3.2	5.9	–	–
	Jun 2025	5.0	5.0	–	–	–	6.0	5.4	3.4	6.1	–	–
– surface ore	**Jun 2026**	**1.3**	**1.3**	**0.6**	**9.6**	**0.8**	**0.1**	**–**	**1.3**	**–**	**0.9**	**0.5**
	Mar 2026	1.2	1.3	0.5	10.7	0.9	0.1	–	1.4	–	0.7	0.5
	Jun 2025	1.1	1.2	1.0	7.7	0.9	0.1	–	1.9	–	1.0	0.7
– combined	**Jun 2026**	**1.9**	**1.9**	**0.6**	**9.6**	**0.8**	**3.5**	**5.5**	**2.6**	**6.0**	**0.9**	**0.5**
	Mar 2026	1.7	1.9	0.5	10.7	0.9	2.9	4.8	2.3	5.9	0.7	0.5
	Jun 2025	1.7	1.9	1.0	7.7	0.9	3.1	5.4	2.7	6.1	1.0	0.7

55 GOLD FIELDS H1 Results 2026

Ounces with metric tonnes and grade		Total Mine Operations including Discontinued Operations	Total Mine Operations excluding Discontinued Operations	Peru	Chile	Ghana	South Africa	Australia				Discontinued
				Cerro Corona	Salares Norte	Tarkwa	South Deep	Agnew	St Ives	Granny Smith	Gruyere[1]	Damang
Gold produced (000 ounces)* – underground ore	**Jun 2026**	**264.1**	**264.1**	**–**	**–**	**–**	**75.5**	**57.5**	**61.7**	**69.4**	**–**	**–**
	Mar 2026	251.3	251.3	–	–	–	73.3	45.4	54.7	78.0	–	–
	Jun 2025	271.2	271.2	–	–	–	79.7	56.1	64.0	71.4	–	–
– surface ore	**Jun 2026**	**385.4**	**382.3**	**29.2**	**163.7**	**97.5**	**1.0**	**–**	**24.4**	**–**	**66.5**	**3.1**
	Mar 2026	397.8	378.8	27.7	173.3	94.4	1.2	–	29.0	–	53.2	19.0
	Jun 2025	330.9	304.9	51.8	73.4	106.6	1.3	–	35.3	–	36.5	26.0
– total	**Jun 2026**	**649.4**	**646.4**	**29.2**	**163.7**	**97.5**	**76.5**	**57.5**	**86.1**	**69.4**	**66.5**	**3.1**
	Mar 2026	649.1	630.1	27.7	173.3	94.4	74.5	45.4	83.7	78.0	53.2	19.0
	Jun 2025	602.0	576.0	51.8	73.4	106.6	81.0	56.1	99.2	71.4	36.5	26.0

* *Excludes surface material at South Deep*

[1] *Results are reported on a 50% basis up to the acquisition of Gold Road on 26 September 2025, and on a 100% basis from that date forward*

56 GOLD FIELDS H1 Results 2026

Administration and corporate information Corporate Secretary Anré Weststrate Mobile: +27 83 635 5961 Email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom Secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 Email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor and media enquiries Jongisa Magagula Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Kershnee Govender Mobile: +27 83 564 4090 Email: kershnee.govender@goldfields.com Email: investor.relations@goldfields.com Email: media@goldfields.com Transfer Secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom MUFG Corporate Markets (formerly Link Group) Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0) 371 664 0300 Email: shareholderenquiries@cm.mpms.mufg.com Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. Email: shareholderenquiries@cm.mpms.mufg.com Website www.goldfields.com Listings JSE / NYSE JF MacKenzie*† (Chairperson) MJ Fraser∞ (Chief Executive Officer) AT Dall∞ (Chief Financial Officer) A Andani#† ZBM Bassa† MC Bitar@† TP Goodlace† SL McCrae^^† JE McGill^† MI Rawlinson*† PG Sibiya† CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent Director ∞Non-independent Director 57 GOLD FIELDS H1 Results 2026 Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities (including the approvals, permitting, development operations and final investments decisions relating to the Windfall Project) and other initiatives, anticipated benefits of acquisitions or joint ventures, (including the acquisition of Gold Road Resources Limited), ability to successfully renew, extend and/or retain mining rights, licences, development or fiscal stability agreements, or other interests (including the satisfaction of licence conditions), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, climate and ESG- related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. This announcement includes certain non-International Financial Reporting Standards (IFRS) financial measures, including, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, adjusted free cash flow before discretionary growth investments, all-in sustaining cost (AISC) and total all-in cost (AIC). These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this announcement has not been reviewed or reported on by Gold Fields' external auditors. The key non-IFRS measures used include, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non- sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, adjusted free cash flow before discretionary growth investments, all-in sustaining cost (AISC) and total all-in cost (AIC). The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the announcement. 58 GOLD FIELDS H1 Results 2026